No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2019

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Notice of Convocation of the 95th Ordinary General Meeting of Shareholders of the Company has been uploaded on May 24, 2019 to the Company’s website shown below.

https://global.honda/investors/stock_bond/meeting.html

Exhibit 2:

The English translation of Report of Independent Directors of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(HONDA MOTOR CO., LTD.)

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: May 30, 2019

Securities Code Number: 7267

NOTICE OF CONVOCATION OF

THE 95TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AT GRAND NIKKO TOKYO DAIBA, TOKYO, JAPAN

ON JUNE 19, 2019 AT 10:00 A.M.

(This is an abridged translation of the original notice

in the Japanese language mailed on May 31, 2019

to shareholders in Japan, and is for reference purposes only.)

HONDA MOTOR CO., LTD.

(HONDA GIKEN KOGYO KABUSHIKI KAISHA)

TOKYO, JAPAN

[Abridged Translation]

May 31, 2019

To Shareholders:

Notice of Convocation of the 95th

Ordinary General Meeting of Shareholders

Dear Shareholders:

You are hereby notified that the 95th Ordinary General Meeting of Shareholders will be held as stated below. You are respectfully requested to attend the meeting.

Please note that, if you do not plan to attend the meeting, you may exercise your voting rights by mail or via the Internet. We request that you exercise your voting rights no later than 6:00 p.m. on Tuesday, June 18, 2019 after reviewing the reference materials for the general meeting of shareholders mentioned below.

Voting by mail: Please indicate whether you are in favor of, or opposed to, the proposals on the enclosed voting right exercise form, and send the voting right exercise form to us so that it is received no later than 6:00 p.m. on Tuesday, June 18, 2019.

Yours faithfully,

Takahiro Hachigo
President and Representative Director

Honda Motor Co., Ltd.
1-1, Minami-Aoyama, 2-chome
Minato-ku, Tokyo

Particulars

Time and Date	10:00 a.m. on Wednesday, June 19, 2019

Place	Grand Nikko Tokyo Daiba
Palais Royal on the first basement level, at 2-6-1 Daiba, Minato-ku, Tokyo

Agenda

Matters to be reported

1.	Report on the Business Report, Consolidated Financial Statements and Unconsolidated Financial Statements for the 95th Fiscal Year (from April 1, 2018 to March 31, 2019);

2.

Report on the Results of the Audit of the Consolidated Financial Statements for the 95th Fiscal Year (from April 1, 2018 to March 31, 2019) by the Independent Auditors and the Audit and Supervisory Committee.

Matters to be resolved

First Item

Election of Eight (8) Directors (Excluding Directors Who are Audit and Supervisory Committee Members)

Second Item

Election of Five (5) Directors Who are Audit and Supervisory Committee Members

Notes:

(1)	If there is no indication of approval or disapproval on a voting right exercise form in relation to any matter proposed to be resolved, it will be treated as a vote of approval for such matter.

(2)

If voting rights are exercised both through indications on the voting right exercise form and through voting via the Internet, causing voting rights to be exercised more than once, the votes submitted via the Internet will be regarded as the effective votes.

(3)	If voting rights are exercised more than once via the Internet, the most recent votes submitted via the Internet will be regarded as the effective votes.

(4)

If you wish to exercise your voting rights by proxy, one other shareholder holding a voting right of the Company may attend the meeting as proxy. In this case, please submit a document that certifies your power of representation, such as a letter of attorney, to the Company (a person who is not a shareholder, such as a proxy who is not a shareholder and an accompanying person of a shareholder, may not attend the meeting).

*	If you wish to exercise your voting rights via the Internet, please enter your vote for or against each of the proposals on the following voting rights exercise website.

https://www.web54.net/

*	Details regarding these agenda items are contained in the “Business Report for the 95th Fiscal Year,” which is appended to this Notice of Convocation.

*	If any revision is made to the reference materials for the general meeting of shareholders or the attached materials, the revision will be posted on the Company’s website.

Japanese     https://www.honda.co.jp/investors/    English     https://global.honda/investors/

Request: We request that when arriving at the meeting you present the voting right exercise form enclosed herewith to the meeting hall receptionist.

REFERENCE MATERIALS FOR THE GENERAL MEETING OF SHAREHOLDERS

FIRST ITEM     Election of Eight (8) Directors (Excluding Directors Who are Audit and Supervisory Committee Members)

The term of office of each of the nine (9) current Directors (excluding Directors who are Audit and Supervisory Committee Members) is due to expire at the close of this general meeting of shareholders.

It is proposed that the following eight (8) Directors (excluding Directors who are Audit and Supervisory Committee Members), including two (2) Outside Directors, be elected at this meeting.

The names and particulars of the candidates for the position of Directors (excluding Directors who are Audit and Supervisory Committee Members) are provided below.

Candidate number		Name	Current position	Responsibilities	Attendance record of the Board of Directors

1	Reappointment	Toshiaki Mikoshiba	Chairman and Director	Chairman of the Board of Directors; Director in Charge of Government and Industry Relations	10/10 100%

2	Reappointment	Takahiro Hachigo	President and Representative Director	Chief Executive Officer; Director in Charge of Research & Development (Research & Development, Intellectual Property and Standardization)	10/10 100%

3	Reappointment	Seiji Kuraishi	Executive Vice President and Representative Director	Chief Operating Officer; Director in Charge of Strategy, Business Operations and Regional Operations; Chief Officer for Automobile Operations; Corporate Brand Officer	10/10 100%

4	Reappointment	Yoshi Yamane	Senior Managing Director	Director in Charge of Production (Production, Purchasing, Quality, Parts and Service); Risk Management Officer	10/10 100%

5	Reappointment	Kohei Takeuchi	Senior Managing Director

Chief Financial Officer;

Director in Charge of Finance and Administration (Accounting, Finance, Human Resource, Corporate Governance and IT);

Chief Officer for Driving Safety Promotion Center;

Compliance Officer

10/10 100%

6	Reappointment	Motoki Ozaki Outside Independent Director	Director		10/10 100%

7	New appointment	Hiroko Koide Outside Independent Director			—

8	Reappointment	Takanobu Ito	Director and Advisor		10/10 100%

1	Toshiaki Mikoshiba	Date of birth November 15, 1957	Reappointment

Current position	Chairman and Director	Responsibilities	Chairman of the Board of Directors; Director in Charge of Government and Industry Relations
● Number of shares of the Company held 38,500 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors 10/10 (100%)		● Term of office as Director (as of the close of this Meeting) 2 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1980	Joined Honda Motor Co., Ltd.	Apr. 2016	Chief Officer for Regional Operations (North America)

Apr. 2008	Responsible for East Europe, the Middle & Near East and Africa for Regional Operations (Europe, the Middle & Near East and Africa)	Apr. 2016	President and Director of Honda North America, Inc.

Apr. 2008	Executive Vice President and Director of Honda Motor Europe Ltd.	Apr. 2016	President, Chief Executive Officer and Director of American Honda Motor Co., Inc.

Jun. 2008	Operating Officer of the Company	Apr. 2017	In Charge of Sales and Marketing of the Company

Jun. 2009	Responsible for Russia and CIS for Regional Operations (Europe, the Middle & Near East and Africa)	Jun. 2017	Senior Managing Director

Aug. 2009	President and Director of Honda Motor RUS LLC	Apr. 2018	President, Chief Executive Officer and Director of Honda North America, Inc.

Apr. 2011	President of Guangqi Honda Automobile Co., Ltd.	Nov. 2018	Chairman, Chief Executive Officer and Director of Honda North America, Inc.

Apr. 2014	Managing Officer of the Company	Nov. 2018	Chairman, Chief Executive Officer and Director of American Honda Motor Co., Inc.

Apr. 2014	Chief Officer for Regional Operations (Europe Region)	Apr. 2019	Chairman and Director of the Company (present)

Apr. 2014	President and Director of Honda Motor Europe Ltd.	Apr. 2019	Chairman of the Board of Directors (present)

Apr. 2015	Senior Managing Officer of the Company	Apr. 2019	Director in Charge of Government and Industry Relations (present)

Reasons for nomination as a candidate for position of Director

Mr. Toshiaki Mikoshiba has broad experience primarily in the area of sales and marketing, as well as abundant international experience, and is familiar with the Company group’s business including overseas operations. In the fiscal year ended March 31, 2019, he has demonstrated strong leadership in efforts aimed at enhancing the joy of our customers as an officer in charge of Sales and Marketing and Chief Officer for Regional Operations (North America), and has achieved satisfactory results in overseeing business execution in the area of sales and marketing from a global perspective. He has been nominated as a candidate for Director again, given that he is an exceptional person with both superior character and insight and is well qualified for assuming a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

2	Takahiro Hachigo	Date of birth May 19, 1959	Reappointment

Current position	President and Representative Director	Responsibilities	Chief Executive Officer; Director in Charge of Research & Development (Research & Development, Intellectual Property and Standardization)
● Number of shares of the Company held 38,600 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors 10/10 (100%)		● Term of office as Director (as of the close of this Meeting) 4 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1982	Joined Honda Motor Co., Ltd.	Apr. 2013	Representative of Development, Purchasing and Production (China) of the Company

Apr. 2008	General Manager of Automobile Purchasing Division II for Purchasing Operations	Apr. 2013	Vice President of Honda Motor (China) Investment Co., Ltd.

Jun. 2008	Operating Officer	Nov. 2013	Vice President of Honda Motor Technology (China) Co., Ltd.

Apr. 2010	General Manager of Purchasing Division II for Purchasing Operations	Apr. 2014	Managing Officer of the Company

Apr. 2011	General Manager of Suzuka Factory for Production Operations	Apr. 2015	Senior Managing Officer

Apr. 2012	Vice President and Director of Honda Motor Europe, Ltd.	Jun. 2015	President, Chief Executive Officer and Representative Director

Sep. 2012	Managing Officer of Honda R&D Co., Ltd.	Apr. 2017	Chief Executive Officer (present)

Sep. 2012	President and Director of Honda R&D Europe (U.K.) Ltd.	Jun. 2017	President and Representative Director (present)

		Apr. 2019	Director in Charge of Research & Development (Research & Development, Intellectual Property and Standardization) (present)

  Reasons for nomination as a candidate for position of Director

Mr. Takahiro Hachigo has broad experience primarily in the areas of research and development, production and purchasing, as well as abundant international experience, and is familiar with the Company group’s business including overseas operations. Since June 2015, as President and Representative Director, he has been responsible for the execution of all operations and has been in charge of the management of the entire Company Group by demonstrating strong leadership. He has been nominated as a candidate for Director again, given that he is particularly an exceptional person with both superior character and insight and is well qualified for continuing to assume a role as a corporate manager in order to achieve the realization of 2030 Vision.

3	Seiji Kuraishi	Date of birth July 10, 1958	Reappointment

Current position	Executive Vice President and Representative Director	Responsibilities	Chief Operating Officer; Director in Charge of Strategy, Business Operations and Regional Operations; Chief Officer for Automobile Operations; Corporate Brand Officer
● Number of shares of the Company held 38,700 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors 10/10 (100%)		● Term of office as Director (as of the close of this Meeting) 3 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1982	Joined Honda Motor Co., Ltd.	Apr. 2014	Managing Officer of the Company

Apr. 2007	Vice President of Honda Motor (China) Investment Co., Ltd.	Apr. 2016	Senior Managing Officer

Jun. 2007	Operating Officer of the Company	Jun. 2016	Executive Vice President, Executive Officer and Representative Director

Jan. 2008	President of Dongfeng Honda Automobile Co., Ltd.	Jun. 2016	Risk Management Officer

Apr. 2010	Chief Officer for Regional Operations (China) of the Company	Jun. 2016	Corporate Brand Officer (present)

Apr. 2010	President of Honda Motor (China) Investment Co., Ltd.	Apr. 2017	Chief Operating Officer (present)

Jun. 2010	Director of the Company	Apr. 2017	In Charge of Strategy, Business Operations and Regional Operations

Apr. 2011	Operating Officer and Director	Jun. 2017	Executive Vice President and Representative Director (present)

Jun. 2011	Operating Officer (resigned from position as Director)	Apr. 2019	Director in Charge of Strategy, Business Operations and Regional Operations (present)

Nov. 2013	President of Honda Motor Technology (China) Co., Ltd.	Apr. 2019	Chief Officer for Automobile Operations (present)

  Reasons for nomination as a candidate for position of Director

Mr. Seiji Kuraishi has broad experience primarily in the areas of supply chain management and sales and marketing, as well as abundant international experience, and is familiar with the Company group’s business including overseas operations. In the fiscal year ended March 31, 2019, he has demonstrated strong leadership in efforts aimed at enhancing the joy of our customers on a global basis and has achieved satisfactory results as Executive Vice President and Representative Director, Chief Operating Officer in charge of Strategy, Business Operations and Regional Operations. He has been nominated as a candidate for Director again, given that he is particularly an exceptional person with both superior character and insight and is well qualified for continuing to assume a role as a corporate manager in order to achieve the realization of 2030 Vision.

4	Yoshi Yamane	Date of birth September 28, 1958	Reappointment

Current position	Senior Managing Director	Responsibilities	Director in Charge of Production (Production, Purchasing, Quality, Parts and Service); Risk Management Officer
● Number of shares of the Company held 37,300 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors 10/10 (100%)		● Term of office as Director (as of the close of this Meeting) 4 years

● Resume, current position, responsibilities and significant concurrent positions
Oct. 1985	Joined Honda Engineering Co., Ltd.	Apr. 2015	Senior Managing Officer

Apr. 2008	Large Project Leader of Corporate Project, Automobile Production Planning Office for Production Operations of the Company	Apr. 2015	Chief Production Officer

Jun. 2008	Operating Officer	Apr. 2015	Representative of Automobile Development, Purchasing and Production for Automobile Operations

Jun. 2008	Responsible for Production for Production Operations	Apr. 2015	Head of Production for Automobile Operations

Apr. 2009	Responsible for Production for Regional Operations (China)	Apr. 2015	Representative of Automobile Development, Purchasing and Production (Europe Region)

Sep. 2010	Vice President of Honda Motor (China) Investment Co., Ltd.	Jun. 2015	Senior Managing Officer and Director

Apr. 2012	General Manager of Suzuka Factory for Production Operations of the Company	Apr. 2016	Chief Officer for Production Operations

Apr. 2013	Representative of Automobile Development, Purchasing and Production (Japan)	Apr. 2017	In Charge of Production (Production, Purchasing, Quality, Parts and Service)

Apr. 2013	General Manager of Suzuka Factory of Automobile Production for Automobile Operations	Jun. 2017	Senior Managing Director (present)

Apr. 2014	Managing Officer	Apr. 2019	Director in Charge of Production (Production, Purchasing, Quality, Parts and Service) (present)

Apr. 2014	Head of Automobile Production for Regional Operations (Japan)	Apr. 2019	Risk Management Officer (present)

Apr. 2014	Head of Production Supervisory Unit of Automobile Production for Regional Operations (Japan)

Reasons for nomination as a candidate for position of Director

Mr. Yoshi Yamane has broad experience primarily in the area of production, and is familiar with the Company group’s business including overseas operations. In the fiscal year ended March 31, 2019, he has demonstrated high expertise and strong leadership mainly in the area of production as an officer in charge of Production, and has achieved satisfactory results in overseeing business execution in broad areas including purchasing, quality, parts and services from a global perspective. He has been nominated as a candidate for Director again, given that he is an exceptional person with both superior character and insight and is well qualified for continuing to assume a role as a corporate manager in order to achieve the realization of 2030 Vision.

5	Kohei Takeuchi	Date of birth February 10, 1960	Reappointment

Current position	Senior Managing Director	Responsibilities

Chief Financial Officer;

Director in Charge of Finance and Administration (Accounting, Finance, Human Resources, Corporate Governance and IT),

Chief Officer for Driving Safety Promotion Center;

Compliance Officer

● Number of shares of the Company held 27,900 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors 10/10 (100%)		● Term of office as Director (as of the close of this Meeting) 6 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1982	Joined Honda Motor Co., Ltd.	Apr. 2016	Senior Managing Officer and Director

Apr. 2010	General Manager of Accounting Division for Business Management Operations	Apr. 2016	Chief Officer for Driving Safety Promotion Center (present)

Apr. 2011	Operating Officer	Apr. 2017	Chief Financial Officer (Accounting, Finance, Human Resources, Corporate Governance and IT)

Apr. 2013	Chief Officer for Business Management Operations	Jun. 2017	Senior Managing Director (present)

Jun. 2013	Operating Officer and Director	Apr. 2019	Chief Financial Officer and Director in Charge of Finance and Administration (Accounting, Finance, Human Resource, Corporate Governance and IT)(present)

Apr. 2015	Managing Officer and Director	Apr. 2019	Compliance Officer (present)

Reasons for nomination as a candidate for position of Director

Mr. Kohei Takeuchi has broad experience primarily in the area of accounting and finance, as well as abundant international experience, and is familiar with the Company group’s business including overseas operations. In the fiscal year ended March 31, 2019, he has demonstrated high expertise and strong leadership as Chief Officer for Business Management Operations, and has achieved satisfactory results in overseeing business execution in the area of management from a global perspective as Chief Financial Officer. He has been nominated as a candidate for Director again, given that he is an exceptional person with both superior character and insight and is well qualified for continuing to assume a role as a corporate manager in order to achieve the realization of 2030 Vision.

6	Motoki Ozaki	Date of birth June 6, 1949	Reappointment Outside Independent Director

Current position	Director
● Number of shares of the Company held 1,100 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors 10/10 (100%)		● Term of office as Outside Director (as of the close of this Meeting) 3 years

● Resume, current position, responsibilities and significant concurrent positions
Jun. 2012	Chairman of the Board of Kao Corporation (resigned in March 2014)	Jun. 2015	Outside Director of Nomura Securities Co., Ltd.

Jun. 2012	President and Representative Director of The Kao Foundation for Arts and Sciences (present)	Jun. 2016	Director of the Company (present)

Mar. 2014	President of Kigyo Mecenat Kyogikai, Association for Corporate Support of the Arts (present)	Apr. 2019	Outside Director (Audit and Supervisory Committee Member) of Nomura Securities Co., Ltd. (present)

Jun. 2014	President of New National Theatre Foundation (present)

(Significant concurrent positions)

President and Representative Director of The Kao Foundation for Arts and Sciences, President of Kigyo Mecenat Kyogikai, Association for Corporate Support of the Arts, President of New National Theatre Foundation, Outside Director (Audit and Supervisory Committee Member) of Nomura Securities Co., Ltd.

1.	Reasons for nomination as a candidate for position of Outside Director

Mr. Motoki Ozaki held positions of President and Chairman of Kao Corporation, and has abundant experience and deep insight regarding corporate management. He has properly fulfilled his duties as Outside Director since June 2016 by overseeing the entire business management of the Company from the standpoint independent from the Company Group. He has been nominated as a candidate for Outside Director again, in order for him to continue to oversee the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

2.	Other matters related to the Outside Director candidate

(1)	Mr. Motoki Ozaki is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2)

Mr. Motoki Ozaki fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” The Company has appointed him as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange and reported his appointment to the Tokyo Stock Exchange. If he is re-elected and assumes the position of Director, the Company plans to continue his appointment as an Independent Outside Director.

(3)	Outline of contents of the limited liability contract with the candidate for the position of Outside Director

Based on Article 427, Paragraph 1 of the Companies Act and Article 29 of the Articles of Incorporation of the Company, the Company has entered into a contract with Mr. Motoki Ozaki which limits his liabilities, in accordance with Article 423, Paragraph 1 of the Companies Act, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Companies Act. If he is re-elected and assumes the position of Director, the Company plans to continue such limited liability contract.

7	Hiroko Koide	Date of birth August 10, 1957	New appointment Outside Independent Director

Current position	—
● Number of shares of the Company held — shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors —

● Resume, current position, responsibilities and significant concurrent positions
Sep. 1986	Joined J. Walter Thompson Japan K.K. (currently J. Walter Thompson Japan G.K.)	Nov. 2010	President and Representative Director of Parfums Christian Dior Japon K.K. (resigned in January 2012)

May 1993	Joined Nippon Lever K.K. (currently Unilever Japan K.K.)	Jan. 2013	Outside Director of Kirin Co., Ltd. (resigned in March 2018)

Apr. 2001	Director of Nippon Lever K.K. (resigned in March 2006)	Apr. 2013	Senior Vice President of Global Marketing, Newell Rubbermaid Inc. (U.S.) (currently Newell Brands Inc. (U.S.)) (resigned in February 2018)

Apr. 2006	General Manager of Marketing Management Division, Masterfoods Ltd. (U.S.) (currently Mars Japan Limited (U.S.))	Jun. 2016	Outside Director of Mitsubishi Electric Corporation (present)

Apr. 2008	Chief Operating Officer of Mars Japan Limited (U.S.) (resigned in August 2010)	Apr. 2018	Director of Vicela Japan Co., Ltd. (resigned in March 2019)

(Significant concurrent positions)
Outside Director of Mitsubishi Electric Corporation

1.  Reasons for nomination as a candidate for position of Outside Director

Ms. Hiroko Koide has over 30 years of experience working for foreign companies, including over 15 years which she served as an executive, and has a global perspective as well as abundant experience and deep insight regarding corporate management. Based on such experience and insight, she has been nominated as a candidate for Outside Director, in order for her to oversee the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

2.  Other matters related to the Outside Director candidate

(1)   Ms. Hiroko Koide is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2)   Ms. Hiroko Koide fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” If she is elected and assumes the position of Director, the Company plans to appoint her as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange and report her appointment as Independent Outside Director to the Tokyo Stock Exchange.

(3)   Outline of contents of the limited liability contract with the candidate for the position of Outside Director

If Ms. Hiroko Koide is duly elected and assumes the position of Director, based on Article 427, Paragraph 1 of the Companies Act and Article 29 of the Articles of Incorporation of the Company, the Company plans to enter into a contract with Ms. Hiroko Koide which limits her liabilities, in accordance with Article 423, Paragraph 1 of the Companies Act, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Companies Act.

8	Takanobu Ito	Date of birth August 29, 1953	Reappointment

Current position	Director and Advisor
● Number of shares of the Company held 47,200 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors 10/10 (100%)		● Term of office as Director (as of the close of this Meeting) 12 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1978	Joined Honda Motor Co., Ltd.	Jun. 2005	Managing Officer

Apr. 1998	Executive Vice President of Honda R&D Americas, Inc.	Apr. 2007	Chief Officer for Automobile Operations

Jun. 2000	Director of the Company	Jun. 2007	Senior Managing Director

Jun. 2001	Senior Managing Director of Honda R&D Co., Ltd.	Apr. 2009	President and Representative Director of Honda R&D Co., Ltd.

Jun. 2003	Managing Director of the Company	Jun. 2009	President and Representative Director of the Company

Jun. 2003	Responsible for Motor Sports	Apr. 2011	President, Chief Executive Officer and Representative Director

Jun. 2003	President and Representative Director of Honda R&D Co., Ltd.	Apr. 2011	Chief Officer for Automobile Operations

Apr. 2004	General Supervisor for Motor Sports of the Company	Jun. 2015	Director and Advisor (present)

Apr. 2005	General Manager of Suzuka Factory for Production Operations

Reasons for nomination as a candidate for position of Director

Mr. Takanobu Ito served as President and Representative Director of the Company. He has abundant experience and deep insight as a corporate manager and is familiar with the Company group’s business including overseas operations. He has properly fulfilled his duties as Director and Advisor since June 2015 by expressing opinions and providing suggestions regarding management, as well as undertaking the role of the Company’s point of contact with economic organizations, etc. He has been nominated as a candidate for Director again, given that he is an exceptional person with both superior character and insight and is well qualified for continuing to assume a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

◾ Opinions of the Audit and Supervisory Committee

With respect to this proposal, following the explanation by Representative Directors regarding such matters as the views on and procedures for the selection of the candidates for the position of Directors (excluding Directors who are Audit and Supervisory Committee Members) as well as the background, expertise, performance, personality, and insight of each candidate and the roles to be assigned to each candidate, and after the exchange of views, the Audit and Supervisory Committee examined whether the selection of the candidates was carried out in accordance with the nomination policy specified in “Honda Corporate Governance Basic Policies.”

As a result of this, the Audit and Supervisory Committee has judged that the nomination procedure is appropriate and each candidate is qualified for the position of the Company’s Director.

SECOND ITEM     Election of Five (5) Directors Who are Audit and Supervisory Committee Members

The term of office of each of the five (5) current Directors who are Audit and Supervisory Committee Members is due to expire at the close of this general meeting of shareholders.

It is proposed that the following five (5) Directors who are Audit and Supervisory Committee Members, including three (3) Outside Directors, be elected at this meeting.

The names and particulars of the candidates for the position of Directors who are Audit and Supervisory Committee Members are provided below.

The Audit and Supervisory Committee has consented to the submission of this item to this Meeting.

Candidate number		Name	Current position	Responsibilities	Attendance record of the Board of Directors	Attendance record of the Audit and Supervisory Committee

1	Reappointment	Masahiro Yoshida	Director (Full-time Audit and Supervisory Committee Member)		10/10 100%	9/9 100%

2	Reappointment	Masafumi Suzuki	Director (Full-time Audit and Supervisory Committee Member)		10/10 100%	9/9 100%

3	Reappointment	Hideo Takaura Outside Independent Director	Director (Audit and Supervisory Committee Member)		10/10 100%	9/9 100%

4	Reappointment	Mayumi Tamura Outside Independent Director	Director (Audit and Supervisory Committee Member)		10/10 100%	9/9 100%

5	New appointment	Kunihiko Sakai Outside Independent Director	—		—	—

1	Masahiro Yoshida	Date of birth March 5, 1957	Reappointment

Current position	Director (Full-time Audit and Supervisory Committee Member)
● Number of shares of the Company held 41,900 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors 10/10 (100%)		● Term of office as Director (Audit and Supervisory Committee Member) (as of the close of this Meeting) 2 years
● Attendance record of the Audit and Supervisory Committee 9/9 (100%)

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1979	Joined Honda Motor Co., Ltd.	Apr. 2011	Operating Officer and Director

Apr. 2007	Responsible for Human Resources and Associate Relations and General Manager of Human Resources Division for Business Support Operations	Apr. 2012	Compliance Officer

Jun. 2007	Operating Officer	Apr. 2013	Managing Officer and Director

Apr. 2008	General Manager of Hamamatsu Factory for Production Operations	Jun. 2016	Full-time Corporate Auditor

Apr. 2010	Chief Officer for Business Support Operations	Jun. 2017	Director (Full-time Audit and Supervisory Committee Member) (present)

Jun. 2010	Director

Reasons for nomination as a candidate for position of Director

Mr. Masahiro Yoshida held positions of Managing Officer and Director and Chief Officer for Business Support Operations of the Company. He has high expertise and abundant experience in the area of administration such as human resources and corporate governance and is familiar with the Company group’s business including overseas operations. He has properly fulfilled his duties as Director who is an Audit and Supervisory Committee Member since June 2017 by auditing and overseeing the execution of duties by Directors. He has been nominated as a candidate for Director who is an Audit and Supervisory Committee Member again, given that he is an exceptional person with both superior character and insight and is well qualified for continuing to assume a role in auditing and overseeing the entire business management of the Company as an Audit and Supervisory Committee Member.

2	Masafumi Suzuki	Date of birth April 23, 1964	Reappointment

Current position	Director (Full-time Audit and Supervisory Committee Member)
● Number of shares of the Company held 47,620 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors 10/10 (100%)		● Term of office as Director (Audit and Supervisory Committee Member) (as of the close of this Meeting) 2 years
● Attendance record of the Audit and Supervisory Committee 9/9 (100%)

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1987	Joined Honda Motor Co., Ltd.	Apr. 2013	General Manager of Accounting Division for Business Management Operations

Apr. 2010	General Manager of Regional Operation Planning Office for Regional Operations (Europe, the Middle & Near East and Africa)	Jun. 2017	Director (Full-time Audit and Supervisory Committee Member) (present)

Apr. 2012	General Manager of Regional Operation Planning Office for Regional Operations (Europe, CIS, the Middle & Near East and Africa)

  Reasons for nomination as a candidate for position of Director

Mr. Masafumi Suzuki held the position of General Manager of Accounting Division for Business Management Operations of the Company. He has high expertise and abundant experience in the area of accounting and finance and is familiar with the Company group’s business including overseas operations. He has properly fulfilled his duties as Director who is an Audit and Supervisory Committee Member since June 2017 by auditing and overseeing the execution of duties by Directors. He has been nominated as a candidate for Director who is an Audit and Supervisory Committee Member again, given that he is an exceptional person with both superior character and insight and is well qualified for continuing to assume a role in auditing and overseeing the entire business management of the Company as an Audit and Supervisory Committee Member.

3	Hideo Takaura	Date of birth June 19, 1949	Reappointment Outside Independent Director

Current position	Director (Audit and Supervisory Committee Member)
● Number of shares of the Company held 1,500 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors 10/10 (100%)		● Term of office as Outside Director (Audit and Supervisory Committee Member) (as of the close of this Meeting) 2 years
● Attendance record of the Audit and Supervisory Committee 9/9 (100%)

● Resume, current position, responsibilities and significant concurrent positions
May 1977	Registered as Japanese Certified Public Accountant	Jun. 2015	Corporate Auditor of the Company

Sep. 2006	Chief Executive Officer of PricewaterhouseCoopers Aarata (currently PricewaterhouseCoopers Aarata LLC)	Jun. 2017	Director (Audit and Supervisory Committee Member) (present)

May 2009	Representative Partner of PricewaterhouseCoopers Aarata (resigned in June 2009)	Jun. 2017	Outside Director of Tokyo Electric Power Company Holdings, Inc. (present)

Jul. 2009	Outside Auditor of Innovation Network Corporation of Japan (currently Japan Investment Corporation) (present)	Sept. 2018	Outside Auditor of INCJ, Ltd. (present)

(Significant concurrent positions)
Certified Public Accountant, Outside Auditor of Japan Investment Corporation, Outside Director of Tokyo Electric Power Company Holdings, Inc., Outside Auditor of INCJ, Ltd.

1.	Reasons for nomination as a candidate for position of Outside Director

Mr. Hideo Takaura has high expertise and abundant experience as a Japanese certified public accountant and has properly fulfilled his duties as Outside Director who is an Audit and Supervisory Committee Member by auditing and overseeing the execution of duties by Directors from the standpoint independent from the Company Group. He has been nominated as a candidate for Outside Director who is an Audit and Supervisory Committee Member again, in order for him to continue to audit and oversee the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

2.	Other matters related to the Outside Director candidate

(1)	Mr. Hideo Takaura is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2)

Mr. Hideo Takaura fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” The Company has appointed him as an Independent Outside Director stipulated by the rules of the Tokyo Stock Exchange and reported his appointment to the Tokyo Stock Exchange. If he is re-elected and assumes the position of Director who is an Audit and Supervisory Committee Member, the Company plans to continue his appointment as Independent Outside Director.

(3)	Outline of contents of the limited liability contract with the candidate for the position of Outside Director

Based on Article 427, Paragraph 1 of the Companies Act and Article 29 of the Articles of Incorporation of the Company, the Company has entered into a contract with Mr. Hideo Takaura which limits his liabilities, in accordance with Article 423, Paragraph 1 of the Companies Act, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Companies Act. If he is re-elected and assumes the position of Director who is an Audit and Supervisory Committee Member, the Company plans to enter into a similar limited liability contract.

4	Mayumi Tamura	Date of birth May 22, 1960	Reappointment Outside Independent Director

Current position	Director (Audit and Supervisory Committee Member)
● Number of shares of the Company held 1,500 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors 10/10 (100%)		● Term of office as Outside Director (Audit and Supervisory Committee Member) (as of the close of this Meeting) 2 years
● Attendance record of the Audit and Supervisory Committee 9/9 (100%)

● Resume, current position, responsibilities and significant concurrent positions
Jun. 2007	Executive Officer, SVP and Chief Financial Officer of The Seiyu, Ltd. (currently Seiyu G.K.)	Jun. 2017	Director (Audit and Supervisory Committee Member) (present)

May 2010	Executive Officer, SVP and Chief Financial Officer of Seiyu G.K. and Wal-Mart Japan Holdings G.K. (currently Wal-Mart Japan Holdings K.K.) (resigned in July 2013)	Jun. 2017	Outside Director of Hitachi High-Technologies Corporation (present)

Jun. 2015	Corporate Auditor of the Company

(Significant concurrent positions)
Outside Director of Hitachi High-Technologies Corporation

1.  Reasons for nomination as a candidate for position of Outside Director

Ms. Mayumi Tamura has abundant experience and deep insight regarding corporate management and has properly fulfilled her duties as Outside Director who is an Audit and Supervisory Committee Member by auditing and overseeing the execution of duties by Directors from the standpoint independent from the Company Group. She has been nominated as a candidate for Outside Director who is an Audit and Supervisory Committee Member again, in order for her to continue to audit and oversee the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

2.  Other matters related to the Outside Director candidate

(1)   Ms. Mayumi Tamura is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2)   Ms. Mayumi Tamura fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” The Company has appointed her as an Independent Outside Director stipulated by the rules of the Tokyo Stock Exchange and reported her appointment to the Tokyo Stock Exchange. If she is re-elected and assumes the position of Director who is an Audit and Supervisory Committee Member, the Company plans to continue her appointment as Independent Outside Director.

(3)   Outline of contents of the limited liability contract with the candidate for the position of Outside Director

Based on Article 427, Paragraph 1 of the Companies Act and Article 29 of the Articles of Incorporation of the Company, the Company has entered into a contract with Ms. Mayumi Tamura which limits her liabilities, in accordance with Article 423, Paragraph 1 of the Companies Act, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Companies Act. If she is re-elected and assumes the position of Director who is an Audit and Supervisory Committee Member, the Company plans to enter into a similar limited liability contract.

5	Kunihiko Sakai	Date of birth March 4, 1954	New appointment Outside Independent Director

Current position	—
● Number of shares of the Company held —		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors —
● Attendance record of the Audit and Supervisory Committee —

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1979	Public Prosecutor of Tokyo District Public Prosecutors’ Office	Jun. 2007	Chief Public Prosecutor of Nara District Public Prosecutors’ Office

Mar. 1980	Public Prosecutor of Nagano District Public Prosecutors’ Office	Jul. 2008	Director-General of General Affairs Department of Supreme Public Prosecutors’ Office

Mar. 1983	Public Prosecutor of Tokyo District Public Prosecutors’ Office	Jun. 2010	Director of Lay Judge Trial Department of Supreme Public Prosecutors’ Office

Jul. 1990	First Secretary of Embassy of Japan in the United States of America	Oct. 2010	Chief Public Prosecutor of Nagoya District Public Prosecutors’ Office

Apr. 1994	Public Prosecutor of Tokyo District Public Prosecutors’ Office	Jun. 2012	President of Research and Training Institute of Ministry of Justice

Jul. 1998	Senior Counsel of Minister’s Secretariat of Ministry of Justice	Jul. 2014	Superintending Prosecutor of Takamatsu High Public Prosecutors’ Office

Apr. 2000	Public Prosecutor of Tokyo High Public Prosecutors’ Office and Assistant Director of Public Security Department of Tokyo District Public Prosecutors’ Office	Sept. 2016	Superintending Prosecutor of Hiroshima High Public Prosecutors’ Office (resigned in March 2017)

Apr. 2002	Director of the United Nations Asia and Far East Institute for the Prevention of Crime and the Treatment of Offenders	Apr. 2017	Registered with the Dai-Ichi Tokyo Bar Association

Jul. 2005	Director of Trial Department of Tokyo High Public Prosecutors’ Office	Apr. 2017	Advisor Attorney to TMI Associates (present)

Jul. 2006	Public Prosecutor of Supreme Public Prosecutors’ Office	Jun. 2018	Audit and Supervisory Board Member (Outside) of Furukawa Electric Co., Ltd. (present)

(Significant concurrent positions)
Lawyer, Advisor Attorney to TMI Associates, Audit and Supervisory Board Member (Outside) of Furukawa Electric Co., Ltd.

1.  Reasons for nomination as a candidate for position of Outside Director

Mr. Kunihiko Sakai has high expertise and abundant experience as a legal affairs specialist having served as Public Prosecutor for many years, including posts of Superintending Prosecutor at High Public Prosecutors’ Offices from July 2014 to March 2017. Based on such expertise and experience, he has been nominated as a candidate for Outside Director who is an Audit and Supervisory Committee Member, in order for him to audit and oversee the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

2.  Other matters related to the Outside Director candidate

(1)   Mr. Kunihiko Sakai is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2)   Mr. Kunihiko Sakai fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” If he is elected and assumes the position of Director, the Company plans to appoint him as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange and report his appointment as Independent Outside Director to the Tokyo Stock Exchange.

(3)   Outline of contents of the limited liability contract with the candidate for the position of Outside Director

If Mr. Kunihiko Sakai is duly elected and assumes the position of Director, based on Article 427, Paragraph 1 of the Companies Act and Article 29 of the Articles of Incorporation of the Company, the Company plans to enter into a contract with Mr. Kunihiko Sakai which limits his liabilities, in accordance with Article 423, Paragraph 1 of the Companies Act, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Companies Act.

◾ Criteria for Independence of Outside Directors

The Company’s board of directors will determine that an outside director is sufficiently independent from the Company if it determines that the said outside director satisfies the requirements set forth below:

1.

He/She is not, and has never been a person who executes the business of the Company group or a person from the Company group. Also, no family member, close relative, etc. (*1) of him/her has ever been a person who executes the business of the Company group during the last five years.

2.	He/She is not, and has never been, any of the following during the last five years:

1)	a person who executes the business of a large shareholder (*2) of the Company;

2)	a person who executes the business of (i) a major customer (*3) of the Company, or (ii) a company of which the Company is a major customer;

3)	a person who executes the business of a major lender (*4) of the Company group;

4)	a person who belongs to an audit organization which conducts statutory audits for the Company;

5)	a person who receives a large amount (*5) of money, etc. from the Company, other than remuneration paid to directors of the Company;

6)	a person who executes the business of an entity whose outside director is also a person who executes the business of the Company; or

7)	a person who executes the business of an organization which is receiving a large amount of donation or grant from the Company (*6).

3.	No family member, close relative, etc. of the outside director currently falls under any of items 1) through 7) in paragraph 2 above.

4.	The total number of years of office of the outside director does not exceed 8 years.

[End]

Established on May 15, 2015 Partly amended on June 15, 2017
*1	A “family member, close relative, etc.” means a spouse of an outside director, a first or second degree relative, or any other relative who lives in the same place with the outside director.

*2	A “large shareholder” means a person who is one of the top 10 shareholders in terms of shareholding as of the end of a fiscal year.

*3

A “major customer” means a customer of the Company where the annual amount of transactions between the customer and the Company exceeds 2% of the consolidated sales revenue of the Company or the said customer.

*4

A “major lender” means a financial institution from which the Company group borrows, where the aggregate amount of such borrowings exceeds 2% of the amount of consolidated total assets of the Company or the financial institution as at the end of a fiscal year.

*5	A person receives a “large amount” if he/she receives consideration from the Company in excess of 10 million yen per year.

*6

An “organization which is receiving a large amount of donation or grant from the Company” means an organization which receives a donation or grant from the Company in excess of 10 million yen per year.

Honda Corporate Governance Basic Policies (Excerpt) (Reference)

1.   Basic Policy Regarding Corporate Governance

Article 1     Basic Views

(1) The Company strives to enhance corporate governance as one of the most important tasks for its management, based on the Company’s basic principle, in order to strengthen the trust of our shareholders/investors, customers and society; encourage timely, decisive and risk-considered decision-making; seek sustainable growth and the enhancement of corporate value over the mid- to long-term; and become “a company that society wants to exist.”

(2) In order to strengthen the supervisory function of the Board of Directors and speed up decision-making, Honda has adopted the Company with Audit and Supervisory Committee that enables increased segregation between the supervisory function and the business execution function and further delegation of the business execution authority to the executive directors.

2.   Corporate Governance Structures

2.1     The Directors and the Board of Directors

Article 2     Roles and Responsibilities of the Board of Directors

(1) In order to respond to the entrustment of the shareholders, the Board of Directors shall make decisions with respect to the basic management policies of the Company Group and other equivalent matters and oversee the performance by the directors of their duties, with the aim of achieving the sustainable growth of the Company Group and enhancing the corporate value over the mid- to long-term.

(2) The Board of Directors shall discuss and make decisions concerning matters specified in the regulations of the Board of Directors, as well as matters set forth in the articles of incorporation and applicable laws. All other matters shall be delegated to the representative directors or the executive directors.

Article 3     Constitution of the Board of Directors

(1) The Board of Directors shall consist of an appropriate number of directors totaling no more than twenty.

(2) In order to fulfill its role of making decisions with respect to the basic management policies of the Company Group and other equivalent matters and overseeing the performance by the directors of their duties, the Board of Directors shall consider the balance in the diverse knowledge and experience of the Board of Directors as a whole.

(3) The Company shall appoint at least two outside directors (excluding directors who are Audit and Supervisory Committee members), of which one or more shall be independent directors, who fulfill the independence standards set forth separately.

Article 4     Policy for Selection, etc. of Candidates for Directors (excluding directors who are Audit and Supervisory Committee members)

(1) The Board of Directors shall, in principle, upon the president’s proposal, discuss and select the director candidates who are capable of responding to the entrustment of the shareholders and executing the duties of directors appropriately.

(2) The director candidates shall be exceptional persons who are familiar with corporate management and the Company Group’s business, and have superior character and insight. Gender, nationality and other attributes shall be of no consequence.

(3) The outside director candidates shall have abundant experience and deep insight, and shall be capable of overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint based on the standpoint independent from the Company Group.

(4) If a director violates a law or regulation or the articles of incorporation, or any other event that is deemed to make it difficult for the director to appropriately perform his or her duties occurs, the Board of Directors shall discuss and make a determination regarding disciplinary action such as removing such director from his or her position or submitting a proposal for removal of such director from the Board of Directors to the shareholders’ meeting.

(5) In making a determination to submit to the shareholders’ meeting a proposal regarding the election of a director or removal of a director, the Board of Directors shall discuss the matter after hearing the opinions formed in advance by the Audit and Supervisory Committee.

Article 5     Appointment of Chief Executive Officer

The Board of Directors shall, in principle, upon the president’s proposal, discuss and select the successor of the president and Chief Executive Officer of the Company, who shall be a person who is capable of making decisions in a flexible, fresh and clear manner, and maintaining the founding spirit and business culture of the Company.

Article 6     Roles and Responsibilities of the Audit and Supervisory Committee

In order to respond to the entrustment of the shareholders, the Audit and Supervisory Committee shall conduct audits of the directors and execute the duties of the committee prescribed by laws and regulations with the aim of ensuring the sound and sustainable growth of the Company Group.

Article 7     Constitution of the Audit and Supervisory Committee

(1) The Audit and Supervisory Committee shall consist of an appropriate number of Audit and Supervisory Committee member totaling no more than seven, and more than one half of them shall be independent directors who fulfill the independence standards set forth separately. One or more of the Audit and Supervisory Committee members shall be a person who has an appreciable extent of expertise regarding finance and accounting.

(2) In order to ensure the effectiveness of the audit, the Audit and Supervisory Committee shall appoint full-time member(s) for the Audit and Supervisory Committee.

Article 8     Policy for Selection, etc. of Candidates for Directors Who are Audit and Supervisory Committee members

(1) The Board of Directors shall, in principle, upon the president’s proposal, discuss and select the director candidates who are capable of responding to entrustment of the shareholders and conducting audits and overseeing the performance by the directors of their duties appropriately. The president shall obtain the prior consent of the Audit and Supervisory Committee before the president proposes the candidates for directors who are Audit and Supervisory Committee members to the Board of Directors.

(2) The candidates for directors who are Audit and Supervisory Committee members shall be persons who have superior character and insight and shall be either: (i) a person who is familiar with corporate management and the Company’s business, or (ii) a person who has high expertise and abundant experience in legal, governmental, accounting, educational or other areas. Gender, nationality and other attributes shall be of no consequence.

(3) If a director who is an Audit and Supervisory Committee member violates a law or regulation or the articles of incorporation, or any other event that is deemed to make it difficult for the director to appropriately perform his or her duties as a director who is an Audit and Supervisory Committee member occurs, the Board of Directors shall discuss and make a determination regarding disciplinary action of the director or submitting a proposal for removal of such director from the Board of Directors to the shareholders’ meeting.

Article 9     Approaches for Improving Board Effectiveness

The Board of Directors shall take the following approaches to enhance its effectiveness.

Provision of Information

(1) So that the Company can have fruitful discussions at each board meeting, the Company shall strive to distribute materials relating to the agenda and expected resolutions for board meetings to the outside directors in advance of the meeting date, and to provide sufficient information such as by providing prior explanations as necessary.

(2) The secretariat of the Board of Directors shall determine the schedule of board meetings for the next business year and notify the schedule to directors, before the commencement of the said business year.

Director Training

The Company shall provide training in the Company’s business, finances, organizations, internal control system and other matters to directors when they assume their respective positions. The Company shall provide incumbent directors with opportunities to visit business establishments and subsidiaries, etc. in order to deepen their understanding of the Company Group’s business.

Call of Meeting by Outside Directors

The outside directors may call meetings consisting of other directors, as necessary. Relevant departments shall provide any necessary support when such meetings were called.

Concurrent Post

If any outside director also serves as an officer at another listed company, such director shall only spend a reasonable extent of time for such position so that they can secure sufficient time to perform their duties for the Company. If any outside director receives an offer from another listed company, such director shall notify the president of the Company of such receipt of offer.

Evaluation Relating to Effectiveness of the Board of Directors

Each year, the Board of Directors shall analyze and evaluate the effectiveness of the Board of Directors as a whole, based on the self-evaluations of each director.

2.3     Remuneration

Article 13     Remuneration Policies

(1) The Company’s remuneration structure for the officers shall be designed with the aim of motivating them to contribute not only to short-term, but also to mid- to long-term business results, to enable the sustainable enhancement of the corporate value, and shall consist of a fixed monthly remuneration paid as compensation for the performance of their duties, an executive bonus linked to the business results for the relevant business year, and a stock-based remuneration linked to mid- to long-term business results.

(2) Monthly remuneration shall be paid in an amount that is suitable for attracting diverse and exceptional human resources, while taking into consideration the payment standards of other companies etc.

(3) Executive bonuses shall be determined by a resolution of the Board of Directors taking into consideration the business results of each business year, dividends to shareholders, the standards of bonuses of employees and other matters and paid.

(4) Stock-based remuneration shall be paid in the Company’s stock and money and linked to business results in the mid- to long-term based on the standards and procedures approved by the Board of Directors, so that the stock-based remuneration functions as a sound incentive aimed at sustainable growth.

(5) Remuneration of the executive directors and the operating officers shall consist of monthly remuneration paid based on the remuneration standards approved by the Board of Directors as well as executive bonuses and stock-based remuneration.

(6) Remuneration paid to the outside directors and other non-executive directors (excluding Audit and Supervisory Committee members) shall consist only of monthly remuneration based on remuneration standards approved by the Board of Directors.

(7) Remuneration of the directors who are members of the Audit and Supervisory Committee shall consist only of monthly remuneration determined by discussion among directors who are members of the Audit and Supervisory Committee.

(8) In order to advance the Company’s sustainable growth and enhance its corporate value over the mid- to long-term by sharing common interests with the shareholders through having a shareholding in the Company, even directors and operating officers who are not eligible for stock-based remuneration shall acquire the Company’s stock by contributing a certain portion of their fixed remuneration to the Officers Shareholding Association.

(9) Directors and operating officers shall continuously hold throughout their term of office and for one year after their retirement any stock of the Company acquired as stock-based remuneration or acquired through the Officers Shareholding Association

(10) If the Board of Directors seeks to determine or change the remuneration structure or the remuneration standards for the officers, it shall discuss the matter after hearing the opinions formed in advance by the Audit and Supervisory Committee.

Note:	As for the full text of “Honda Corporate Governance Basic Policies,” please refer to the following website. Investor Relations > Management Policy > Corporate Governance

https://global.honda/investors/policy/governance.html

Business Report for the 95th Fiscal Year

For the Period From: April 1, 2018 To: March 31, 2019

1. OUTLINE OF BUSINESS

(1) Review of Operations

Looking at the economic environment surrounding Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method (hereinafter, the “Honda Group”) in the fiscal year ended March 31, 2019, the United States economy continued a steady recovery, mainly due to improvement in employment conditions and growing personal consumption. Europe saw a gradual economic recovery, mainly due to improvement in employment conditions and gradually growing personal consumption. In the Asian economies, India, Thailand and Indonesia experienced a moderate recovery. China’s economy continued an upward trend in the first half, but experienced a moderate slowdown in the second half. The Japanese economy saw a gradual recovery, mainly due to steady improvement in employment conditions and an upturn in personal consumption, in addition to growth in capital investment.

In the Honda Group’s principal markets, the motorcycle market expanded significantly compared to the previous fiscal year in Brazil and grew in Indonesia, India and Vietnam, but shrank in Thailand. The automobile market grew year on year in Brazil, Thailand, India, Indonesia and Japan and was generally flat in the United States and Europe, while shrinking in China.

In these circumstances, the Honda Group worked to strengthen its business structure in order to respond swiftly and accurately to the changing and varied needs of customers and society. On the research and development front, we made proactive efforts to develop safety and environmental technologies and advanced technologies to enhance the attractiveness of our products and transform mobility, incorporating open innovation with external partners. With regard to production, we strengthened our production structure and further pressed ahead with optimizing the production allocation and production capability to deal with changes in demand on a global basis. As for sales, we worked to enhance our product lineup through measures such as aggressively launching products that offer new value and delivering products that go beyond national borders.

Honda has been conducting market-based measures in relation to airbag inflators mainly in North America and Japan. This is related to the problem where the internal pressure of inflators rises abnormally at the time of airbag deployment on the driver’s side and passenger’s side, causing damage to the container and spraying metal fragments within the cars. We are continuing to focus on the satisfaction and safety of our customers and making every effort through market-based measures to replace those airbag inflators as quickly as possible.

Honda’s consolidated sales revenue for the fiscal year ended March 31, 2019, increased by 3.4%, to JPY 15,888.6 billion from the fiscal year ended March 31, 2018, due mainly to increased sales revenue in all business operations.

Operating profit decreased by 12.9%, to JPY 726.3 billion from the previous fiscal year, due mainly to the impact to Europe related to changes of the global automobile production network and capability as well as negative foreign currency effects, which was partially offset by continuing cost reduction and the loss related to the settlement of multidistrict class action litigation in the previous fiscal year.

Profit before income taxes decreased by 12.2%, to JPY 979.3 billion from the previous fiscal year.

Profit for the year attributable to owners of the parent decreased by 42.4%, to JPY 610.3 billion from the previous fiscal year, due mainly to the impacts of the enactment of the Tax Cuts and Jobs Act in the United States in the previous fiscal year.

Earnings per share attributable to owners of the parent for the year amounted to JPY 345.99, a decrease of JPY 244.80 from the previous fiscal year.

Motorcycle Business

Consolidated unit sales totaled 13,215 thousand, an increase of 2.0% from the previous fiscal year.

Among all the regions, Asia had the highest consolidated unit sales, and sales of Activa in India and Wave110i in Thailand were both favorable.

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2018	Year ended Mar. 31, 2019			Year ended Mar. 31, 2018	Year ended Mar. 31, 2019
			Change	%			Change	%
Motorcycle business	19,554	20,238	684	3.5	12,954	13,215	261	2.0
Japan	167	207	40	24.0	167	207	40	24.0
North America	313	301	-12	-3.8	313	301	-12	-3.8
Europe	234	249	15	6.4	234	249	15	6.4
Asia	17,720	18,224	504	2.8	11,120	11,201	81	0.7
Other Regions	1,120	1,257	137	12.2	1,120	1,257	137	12.2

Note:

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal year by business segment, in motorcycle business operations, sales revenue from external customers increased by 3.0%, to JPY 2,100.1 billion from the previous fiscal year, due mainly to increased consolidated unit sales. Operating profit totaled JPY 291.6 billion, an increase of 9.2% from the previous fiscal year, due primarily to an increase in sales volume and model mix.

Automobile Business

Consolidated unit sales totaled 3,748 thousand, an increase of 1.6% from the previous fiscal year.

Among all the regions, North America had the highest consolidated unit sales, and sales of CR-V and Civic were favorable in the U.S.

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2018	Year ended Mar. 31, 2019			Year ended Mar. 31, 2018	Year ended Mar. 31, 2019
			Change	%			Change	%
Automobile business	5,199	5,323	124	2.4	3,689	3,748	59	1.6
Japan	696	719	23	3.3	627	643	16	2.6
North America	1,902	1,954	52	2.7	1,902	1,954	52	2.7
Europe	183	169	-14	-7.7	183	169	-14	-7.7
Asia	2,166	2,233	67	3.1	725	734	9	1.2
Other Regions	252	248	-4	-1.6	252	248	-4	-1.6

Note:

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In automobile business operations, sales revenue from external customers increased by 2.0%, to JPY 11,072.1 billion from the previous fiscal year due mainly to an increase in consolidated unit sales. Operating profit totaled JPY 209.6 billion, a decrease of 43.9% from the previous fiscal year, due primarily to the impact of changes of our automobile production system in Europe and foreign currency translation effects, despite cost reduction efforts and the loss related to the settlement of multidistrict class action litigation in the previous fiscal year.

Financial Services Business

Sales revenue from external customers in the financial services business operations increased by 11.4%, to JPY 2,365.3 billion from the previous fiscal year due mainly to an increase in revenues on disposition of lease vehicles and operating lease revenue. Operating profit increased by 20.3% to JPY 235.9 billion from the previous fiscal year due mainly to increased sales revenue.

About Financial Services Business (Reference)

In the financial services business, Honda provides services such as loan and lease, mainly related to sales of automobiles, for customers buying products.

Power Product and Other Businesses

Consolidated unit sales in the power product and other businesses operations totaled 6,301 thousand, an increase of 0.6% from the previous fiscal year.

Among all the regions, North America had the highest consolidated unit sales, and sales of general purpose engine GCV160 and lawn mower HRR 216 were favorable in the U.S.

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Year ended Mar. 31, 2018	Year ended Mar. 31, 2019
			Change	%
Power product business	6,262	6,301	39	0.6
Japan	300	336	36	12.0
North America	3,012	3,049	37	1.2
Europe	1,022	984	-38	-3.7
Asia	1,512	1,559	47	3.1
Other Regions	416	373	-43	-10.3

Note:

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the year ended March 31, 2018 and 2019, since no affiliates and joint ventures accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from external customers in power product and other businesses increased 1.1%, to JPY 350.9 billion from the previous fiscal year, due mainly to an increase in consolidated unit sales in the power product business. Honda reported an operating loss of JPY 10.9 billion, an increase of JPY 7.5 billion from the previous fiscal year, due mainly to an increase in R&D expenses and foreign currency translation effects. Operating loss of aircraft and aircraft engines included in the power product and other businesses segment was JPY 40.2 billion, an improvement of JPY 1.6 billion from the previous fiscal year.

◾ Sales Revenue Breakdown

	Yen (millions)
	FY2018 From April 1, 2017 to March 31, 2018 (reference)	FY2019 From April 1, 2018 to March 31, 2019	Change from the previous fiscal year (reference)
				(%)
Grand Total	15,361,146	15,888,617	527,471	3.4
Japan	1,919,130	2,042,891	123,761	6.4
North America	8,062,284	8,519,048	456,764	5.7
Europe	690,876	660,945	-29,931	-4.3
Asia	3,771,655	3,793,728	22,073	0.6
Other Regions	917,201	872,005	-45,196	-4.9
Motorcycle Business	2,038,712	2,100,155	61,443	3.0
Japan	70,999	79,298	8,299	11.7
North America	190,669	188,200	-2,469	-1.3
Europe	141,465	159,644	18,179	12.9
Asia	1,327,752	1,375,256	47,504	3.6
Other Regions	307,827	297,757	-10,070	-3.3
Automobile Business	10,852,171	11,072,117	219,946	2.0
Japan	1,521,885	1,590,234	68,349	4.5
North America	5,910,028	6,165,575	255,547	4.3
Europe	473,422	427,365	-46,057	-9.7
Asia	2,389,082	2,360,640	-28,442	-1.2
Other Regions	557,754	528,303	-29,451	-5.3
Financial Services Business	2,123,194	2,365,355	242,161	11.4
Japan	248,527	285,855	37,328	15.0
North America	1,822,831	2,029,921	207,090	11.4
Europe	12,539	12,943	404	3.2
Asia	10,442	11,430	988	9.5
Other Regions	28,855	25,206	-3,649	-12.6
Power Product & Other Businesses	347,069	350,990	3,921	1.1
Japan	77,719	87,504	9,785	12.6
North America	138,756	135,352	-3,404	-2.5
Europe	63,450	60,993	-2,457	-3.9
Asia	44,379	46,402	2,023	4.6
Other Regions	22,765	20,739	-2,026	-8.9

(2) Capital Expenditures

Capital expenditures during the fiscal year ended March 31, 2019 totaled JPY 426,519 million. The breakdown of capital expenditures by business segment was as follows:

In addition to investments for new model introductions, Honda’s capital expenditure was predominantly utilized for expanding, rationalizing, and renovating manufacturing facilities as well as for expanding sales and R&D facilities.

	Yen (millions), %
Business Segment	FY2018 (reference)	FY2019	Change in amount (reference)	Change (%) (reference)
Motorcycle Business	51,681	59,288	7,607	14.7
Automobile Business	370,723	354,388	-16,335	-4.4
Financial Services Business	338	392	54	16.0
Power Product and Other Businesses	11,150	12,451	1,301	11.7

Total	433,892	426,519	-7,373	-1.7

Operating Lease Assets	1,799,155	2,038,734	239,579	13.3

Note: Intangible assets are not included in the table above.

(3) Liquidity and Capital Resources

Honda meets its working capital requirements primarily through cash generated by operations and bank loans. The outstanding balance of liabilities for Honda’s manufacturing and sales businesses at the end of the fiscal year ended March 31, 2019 was JPY 437.9 billion.

In addition, the Company’s finance subsidiaries fund financial programs for customers and dealers primarily from medium-term notes, bank loans, securitization of finance receivables, commercial paper and corporate bonds. The outstanding balance of liabilities for Honda’s financial services subsidiaries at the end of the fiscal year was JPY 6,995.6 billion.

(4) Preparing for the Future

1)	Management Policies and Strategies

The Honda Group has two Fundamental Beliefs: “Respect for the Individual,” and “The Three Joys” (the Joy of Buying, the Joy of Selling, and the Joy of Creating). “Respect for the Individual” calls on Honda to nurture and promote these characteristics in our company by respecting individual differences and trusting each other as equal partners. “The Three Joys” are based on “Respect for the Individual,” and is the philosophy of creating joy together with everyone involved in Honda’s activities, with the joy of its customers as the driving force.

Based on these Fundamental Beliefs, Honda strives to improve its corporate value by sharing joy with all people, and with our shareholders in particular, by practicing its Mission Statement: “Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality, yet at a reasonable price for worldwide customer satisfaction.”

Honda has also defined its vision toward 2030 as “Serve people worldwide with the “joy of expanding their life’s potential,” as we strive to expand creation of value in the domains of “mobility” and “daily lives.”

2)	Management Challenges and Preparing for the Future

The business environment surrounding the Honda Group has come to a major turning point. Values are diversifying, the population is aging, urbanization is accelerating, climate change is worsening, and the industrial structure is changing due to progress in technologies such as the use of electric-powered motors, autonomous driving and IoT, all on a global basis.

Amid such changes in the environment, the Honda Group formulated the “2030 Vision” as a new challenge directed at the next generation that articulates the ways we can provide value unique to the Honda Group in order to contribute to solving various social issues while continuing to achieve sustainable growth. By doing so, the Honda Group will work on the challenges described below.

1.	Product Quality

To strengthen customer trust by offering products founded in safety and achieve a new level of outstanding quality of products, the Honda Group has created a system that continuously enhances and improves quality at every stage: design, development, production, sales and service including suppliers. The Honda Group will work to improve product quality by implementing a shared global quality management system and by providing training and education aimed at improving the skills of employees involved in quality assurance.

2.	Research and Development

In addition to engaging in traditional Mono-zukuri (the art of making things), the Honda Group will work on the advancement of “mobility” and improvement of “people’s daily lives” for people all over the world through the integration of Mono-zukuri and Koto-zukuri (new experiences drawn from the art of making things), with a new value that works cooperatively with people. The Honda Group views that the expansion of possibilities of new value creation accompanying the evolution of digital technologies, such as AI and big data, in recent years presents a good opportunity. As such, the Honda Group will actively pursue open innovation through strategic collaboration mainly with outside companies and further focus on research and development in new areas.

3.	Production Efficiency

Honda will strengthen its production systems at its global production bases and supply high-quality products flexibly and efficiently, with the aim of meeting the needs of its customers in each region.

In addition, Honda will work to reduce the environmental burden of its production bases while establishing production technologies to promote electric-powered motor technology globally. Honda will work at improving its global supply chain by devising more effective business continuity plans in order to respond to various risks including, but not limited to, natural disasters.

4.	Sales Efficiency

Honda will remain proactive in its efforts to expand product lines and the innovative use of IT to show its continued commitment to different customers throughout the world by upgrading its sales and service structure.

5.	Safety Technologies

With the aim of realizing a collision-free mobile society, Honda will work actively in partnership with communities to build and improve the traffic environment in three areas: “Human (Safety Driving Education),” “Technology (Vehicle Safety Technologies)” and “Communication (Telecommunication Networks).”

Honda will nurture instructors for safety education, provide places and opportunities to learn, and develop educational programs and equipment, while making efforts to improve safety technologies that enhance accident prediction and prevention, technologies to help reduce the risk of injuries to passengers and pedestrians from car accidents, and enhance technologies to reduce the impact on the other vehicle, as well as expanding its lineup of products incorporating such technologies.

Honda will also make efforts to improve safety by means of a system that can confirm traffic conditions in surrounding areas and traffic accident risks using wireless communication to connect with other cars and motorcycles as well as people in surrounding areas who are carrying smartphones.

6.	The Environment

Through Honda’s proprietary technologies and business activities, the Company will work to deal with climate change and energy issues, efficient utilization of resources and preservation of clean air, with the aim of realizing a zero-environmental impact society.

Responses to Climate Change and Energy Issues

Honda will seek to reduce total CO2 emissions by 50% compared to year 2000 levels by 2050. To achieve this, Honda will promote the reduction of CO2 emitted from products mainly by expanding lineup of products with exceptional environmental performance and actively promoting the use of electric-powered motors, along with building an organizational structure for developing technologies for electric-powered motor products in line with trends in fuel economy regulations and market needs around the world.

Honda will also strengthen its efforts in developing technologies in the area of total energy management to reduce CO2 emissions related to mobility and people’s everyday lives, advancing energy-saving technologies in the area of business activities, and effectively utilizing and diversifying energy mainly through megawatt scale solar power generation, with the aim of completely eliminating energy risk from heavy dependence on fossil fuels in the future.

Efficient Utilization of Resources

Honda will conduct effective utilization of resources and proper processing and recycling through cooperation/partnership with stakeholders in response to the depletion and resulting difficulty of obtaining rare earth metals and other resources.

Preservation of Clean Air

Honda will work to reduce harmful substances of exhaust gas at the product use stage by enhancing the environment performance of products, while complying with tighter exhaust gas regulations in various countries.

Honda will also work to preserve the air by bringing in the state-of-the-art paint technology, which reduced harmful substances generated during the paint processes in production activities, to all automobile plants worldwide.

7.	Continuing to Enhance Honda’s Social Reputation and Communication with the Community

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, Honda will continue striving to enhance its social reputation by, among other things, strengthening its corporate governance, compliance, and risk management, as well as participating in community activities and making philanthropic contributions.

Through these company-wide activities, Honda aims to be a company that society, which includes our shareholders, our investors and our customers, wants to exist.

(5) Changes in Financial Position and Results of Operations of the Group and the Parent Company

(a) Changes in Results of Operations and Financial Position of the Group

	Yen (millions)
Category	IFRS
	FY2016 92nd fiscal year (From April 1, 2015 to March 31, 2016)	FY2017 93rd fiscal year (From April 1, 2016 to March 31, 2017)	FY2018 94th fiscal year (From April 1, 2017 to March 31, 2018)	FY2019 95th fiscal year (From April 1, 2018 to March 31, 2019)
Sales revenue	14,601,151	13,999,200	15,361,146	15,888,617
Operating profit	503,376	840,711	833,558	726,370
Profit before income taxes	635,450	1,006,986	1,114,973	979,375
Profit for the year attributable to owners of the parent	344,531	616,569	1,059,337	610,316
Basic earnings per share attributable to owners of the parent (Yen)	191.16	342.10	590.79	345.99
Total assets	18,229,294	18,958,123	19,349,164	20,419,122
Equity attributable to owners of the parent	6,761,433	7,295,296	7,933,538	8,267,720
Equity attributable to owners of the parent per share (Yen)	3,751.59	4,047.81	4,461.36	4,698.74

Notes:	1.	Based on the provisions of Article 120-1 of the Ordinance of Companies Accounting, the Company’s consolidated financial statements have been prepared in accordance with IFRS from the 92nd fiscal year.

	2.	The results of operations and financial position of the Group are indicated based on IFRS terminology.

	3.	The decrease in sales revenue in the 93rd fiscal year compared to the 92nd fiscal year is due primarily to decreased revenue from unfavorable foreign currency translation effects. The increases in operating profit, profit before income taxes, and profit for the year attributable to owners of the parent in the 93rd fiscal year compared to the 92nd fiscal year are mainly due to decreased SG&A expenses, including product warranty expenses, continuing cost reduction efforts, increased sales and model mix, and the impact of pension plan amendments.

	4.	The increase in sales revenue in the 94th fiscal year compared to the 93rd fiscal year is due primarily to increased sales revenue in all business operations as well as favorable foreign currency translation effects. The decrease in operating profit in the 94th fiscal year compared to the 93rd fiscal year is due primarily to increased SG&A expenses, the loss related to the settlement of multidistrict class action litigation and the impact of pension plan amendments in the 93rd fiscal year. In addition, the increases in profit before income taxes and profit for the year attributable to owners of the parent in the 94th fiscal year compared to the 93rd fiscal year are mainly due to increased share of profit of investment accounted for using the equity method and impacts of the enactment of the U.S. Tax Cuts and Jobs Act.

	5.	The status of the 95th fiscal year is as provided in “(1) Review of Operations” of “1. OUTLINE OF BUSINESS.”

	6.	Basic earnings per share attributable to owners of the parent is calculated based on the average number of shares outstanding during each year. There were no potentially dilutive common shares outstanding.

	7.	Equity attributable to owners of the parent per share is calculated based on the number of shares outstanding at the end of each fiscal year.

(b) Changes in Results of Operations and Financial Position of the Parent Company

	Yen (millions)
Category	FY2016 92nd fiscal year (From April 1, 2015 to March 31, 2016)	FY2017 93rd fiscal year (From April 1, 2016 to March 31, 2017)	FY2018 94th fiscal year (From April 1, 2017 to March 31, 2018)	FY2019 95th fiscal year (From April 1, 2018 to March 31, 2019)
Net sales	3,303,606	3,456,118	3,787,337	4,077,564
Operating income	(191,421)	36,559	108,542	1,012
Ordinary income	60,822	350,051	484,060	534,031
Net income	51,912	233,082	383,461	362,203
Net income per share (Yen)	28.80	129.33	213.86	205.33
Total assets	2,828,275	2,823,055	2,849,028	2,982,107
Net assets	1,861,647	1,947,645	2,078,199	2,161,343
Net assets per share (Yen)	1,032.94	1,080.66	1,168.66	1,228.34

Notes:	1.	Figures in parentheses represent losses.

	2.	Figures in millions of yen are rounded down to the nearest million.

	3.	The increase in operating income in the 93rd fiscal year compared to the 92nd fiscal year is mainly due to decreases in SG&A expenses including product warranty expenses, and increased sales and model mix, despite unfavorable foreign currency effects. The increases in ordinary income and net income in the 93rd fiscal year compared to the 92nd fiscal year are mainly due to an increase in operating income and increased dividend income.

	4.	The increase in operating income in the 94th fiscal year compared to the 93rd fiscal year is mainly due to increased sales and model mix and favorable foreign currency effects, despite an increase in R&D expenses, among other factors. The increases in ordinary income and net income in the 94th fiscal year compared to the 93rd fiscal year are mainly due to an increase in operating income and increased dividend income.

	5.	The decrease in operating income in the 95th fiscal year compared to the 94th fiscal year is mainly due to increases in R&D expenses and SG&A expenses.

(6) Principal Subsidiaries

			Voting Rights	Principal Business Activities
Company Name		Capital	Ratio	Business Segment	Function
Honda R&D Co., Ltd.	(Saitama, Japan)	JPY 7,400 million	100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Research and development

Honda Finance Co., Ltd.	(Tokyo, Japan)	JPY 11,090 million	100.0%	Financial Services Business	Finance

American Honda Motor Co., Inc.	(U.S.A.)	USD 299 million	100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Sales

Honda Aero., Inc.	(U.S.A.)	USD 80 million	100.0%	Power Product and Other Businesses	Manufacturing

Honda North America, Inc.	(U.S.A.)	USD 1 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Power Product and Other Businesses	Coordination of Subsidiaries Operation

Honda of America Mfg., Inc.	(U.S.A.)	USD 561 million	*100.0%	Automobile Business	Manufacturing

American Honda Finance Corporation	(U.S.A.)	USD 1,366 million	*100.0%	Financial Services Business	Finance

Honda Aircraft Company, LLC	(U.S.A.)	USD 160 million	*100.0%	Power Product and Other Businesses	Research and development / Manufacturing / Sales

Honda Manufacturing of Alabama, LLC	(U.S.A.)	USD 400 million	*100.0%	Automobile Business	Manufacturing

Honda Manufacturing of Indiana, LLC	(U.S.A.)	USD 200 million	*100.0%	Automobile Business	Manufacturing

Honda Transmission Mfg. of America, Inc.	(U.S.A.)	USD 42 million	*100.0%	Automobile Business	Manufacturing

Honda R&D Americas, Inc.	(U.S.A.)	USD 22 million	*100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Research and development

Honda Canada Inc.	(Canada)	CAD 226 million	*100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Manufacturing / Sales

Honda Canada Finance Inc.	(Canada)	CAD 285 million	*100.0%	Financial Services Business	Finance

Honda de Mexico, S.A. de C.V.	(Mexico)	MXN 13,655 million	*100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Manufacturing / Sales

Honda Motor Europe, Ltd.	(U.K.)	GBP 665 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Power Product and Other Businesses	Coordination of Subsidiaries Operation / Sales

Honda of the U.K. Manufacturing Ltd.	(U.K.)	GBP 670 million	*100.0%	Automobile Business	Manufacturing

Honda Finance Europe plc	(U.K.)	GBP 38 million	*100.0%	Financial Services Business	Finance

Honda Bank GmbH	(Germany)	EUR 78 million	*100.0%	Financial Services Business	Finance

Honda Turkiye A.S.	(Turkey)	TRY 180 million	*100.0%	Motorcycle business Automobile business	Manufacturing / Sales

			Voting Rights	Principal Business Activities
Company Name		Capital	Ratio	Business Segment	Function
Honda Motor (China) Investment Co., Ltd.	(China)	USD 132 million	100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Coordination of Subsidiaries Operation / Sales

Honda Auto Parts Manufacturing Co., Ltd.	(China)	USD 200 million	*100.0%	Automobile Business	Manufacturing

Honda Motorcycle and Scooter India (Private) Ltd.	(India)	INR 3,100 million	*100.0%	Motorcycle Business	Manufacturing / Sales

Honda Cars India Limited	(India)	INR 10,727 million	*100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Manufacturing / Sales

P.T. Honda Precision Parts Manufacturing	(Indonesia)	USD 150 million	*100.0%	Automobile Business	Manufacturing

P.T. Honda Prospect Motor	(Indonesia)	USD 70 million	51.0%	Automobile Business	Manufacturing / Sales

Honda Malaysia Sdn Bhd	(Malaysia)	MYR 170 million	51.0%	Automobile Business	Manufacturing / Sales

Honda Taiwan Co., Ltd.	(Taiwan)	TWD 3,580 million	100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Sales

Asian Honda Motor Co., Ltd.	(Thailand)	THB 10,888 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Power Product and Other Businesses	Coordination of Subsidiaries Operation / Sales

Honda Leasing (Thailand) Co., Ltd.	(Thailand)	THB 5,350 million	*100.0%	Financial Services Business	Finance

Honda Automobile (Thailand) Co., Ltd.	(Thailand)	THB 5,460 million	*89.0%	Automobile Business	Manufacturing / Sales

Thai Honda Manufacturing Co., Ltd.	(Thailand)	THB 150 million	*83.0%	Motorcycle Business Power Product and Other Businesses	Manufacturing

A.P. Honda Co., Ltd.	(Thailand)	THB 40 million	*61.0%	Motorcycle Business	Sales

Honda Vietnam Co., Ltd.	(Vietnam)	VND 1,190,822 million	*70.0%	Motorcycle Business Automobile Business	Manufacturing / Sales

Honda Motor de Argentina S.A.	(Argentina)	ARS 986 million	*100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Manufacturing / Sales

Honda South America Ltda.	(Brazil)	BRL 119 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Power Product and Other Businesses	Coordination of Subsidiaries Operation

Banco Honda S.A.	(Brazil)	BRL 444 million	*100.0%	Financial Services Business	Finance

Honda Automoveis do Brasil Ltda.	(Brazil)	BRL 882 million	*100.0%	Automobile Business	Manufacturing / Sales

Moto Honda da Amazonia Ltda.	(Brazil)	BRL 1,360 million	*100.0%	Motorcycle Business Power Product and Other Businesses	Manufacturing / Sales

Notes:	1.	Amounts of capital are rounded down to the nearest unit as indicated.

	2.	Ratios with * include ownership by consolidated subsidiaries.

	3.	For the fiscal year ended March 31, 2019, the number of consolidated subsidiaries was 364, including 39 companies mentioned above, and the number of affiliates accounted for under the equity method was 71.

(7) Principal Business Activities

The Honda Group engages in the motorcycle business, automobile business, financial services business, and power product and other businesses. Principal products and services, and functions of each business are as follows.

Business	Principal products and services	Function
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-side and relevant parts	Research and development / Manufacturing / Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development / Manufacturing / Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products / Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research and development / Manufacturing / Sales and related services / Others

(8) Principal Business Sites

(a) The Company

Name	Location
Head office	Tokyo, Japan
Suzuka Factory	Mie, Japan
Saitama Factory	Saitama, Japan
Transmission Factory	Shizuoka, Japan
Kumamoto Factory	Kumamoto, Japan
Powertrain Unit Factory	Tochigi, Japan

(b) Subsidiaries

      For principal subsidiaries and their locations, please refer to “(6) Principal Subsidiaries.”

(9) Employees of the Group and the Parent Company

(a) Group Employees

Business Segment	Number of Employees
	FY2018 (reference)		FY2019		Change (reference)
Motorcycle Business	44,289	(14,116)	45,319	(14,959)	1,030	(843)
Automobile Business	159,328	(16,797)	162,278	(20,008)	2,950	(3,211)
Financial Services Business	2,370	(100)	2,442	(119)	72	(19)
Power Product & Other Businesses	9,651	(2,724)	9,683	(2,811)	32	(87)

Total	215,638	(33,737)	219,722	(37,897)	4,084	(4,160)

(b) Employees of the Parent Company

	FY2018 (reference)		FY2019		Change (reference)
Number of employees	21,543	(5,370)	22,675	(6,034)	1,132	(664)
Average age	44.9		45.6		0.7
Average number of years Employed by the Company	23.5		24.1		0.6

Note:	The number of employees of the Honda Group and the Parent Company refers to full-time employees. The average number of temporary employees is shown separately in parentheses.

2. COMMON STOCK

(1) Total Number of Shares Issued	1,811,428,430 shares
(2) Number of Shareholders	211,904

(3) Major Shareholders

Name	Number of Shares Held (thousands)	Percentage against Total Shares Issued (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	128,449	7.3
The Master Trust Bank of Japan, Ltd. (Trust Account)	124,970	7.1
SSBTC CLIENT OMNIBUS ACCOUNT	58,992	3.4
Moxley & Co. LLC	58,036	3.3
Meiji Yasuda Life Insurance Company	51,199	2.9
Japan Trustee Services Bank, Ltd. (Trust Account 9)	46,932	2.7
Tokio Marine & Nichido Fire Insurance Co., Ltd.	35,461	2.0
Japan Trustee Services Bank, Ltd. (Trust Account 5)	33,118	1.9
MUFG Bank, Ltd.	31,183	1.8
Nippon Life Insurance Company	28,666	1.6

Notes:	1.	The number of shares described above rounds off figures of less than 1,000 shares.
	2.	Ownership percentages are calculated using the total number of shares issued minus treasury stock (51,153 thousand shares).
	3.	Moxley & Co. LLC is an official holder of stock of JPMorgan Chase Bank, which is a depositary institution for American Depositary Receipts (ADRs).

• Breakdown of shares by shareholder type (reference)

3. STOCK WARRANTS

No relevant information

4. CORPORATE OFFICERS

(1) Directors (As of March 31, 2019)

Title	Name	Area of Responsibility or Principal Occupations
President and Representative Director	Takahiro Hachigo	Chief Executive Officer

Executive Vice President and Representative Director	Seiji Kuraishi	Chief Operating Officer; In Charge of Strategy, Business Operations and Regional Operations; Risk Management Officer; Corporate Brand Officer

Senior Managing Director	Yoshiyuki Matsumoto	In Charge of Research & Development (Research & Development, Intellectual Property and Standardization); President and Representative Director of Honda R&D Co., Ltd.

Senior Managing Director	Toshiaki Mikoshiba

In Charge of Sales and Marketing;

Chief Officer for Regional Operations (North America);

Chairman, Chief Executive Officer and Director of Honda North America, Inc.;

Chairman, Chief Executive Officer and Director of American Honda Motor Co., Inc.

Senior Managing Director	Yoshi Yamane	In Charge of Production (Production, Purchasing, Quality, Parts and Service); Chief Officer for Production Operations

Senior Managing Director	Kohei Takeuchi	Chief Financial Officer (Accounting, Finance, Human Resources, Corporate Governance and IT); Chief Officer for Business Management Operations; Chief Officer for Driving Safety Promotion Center

Director	Hideko Kunii Outside Independent Director

Outside Director of INCJ, Ltd.;

Visiting Professor, Graduate School of Engineering Management, Shibaura Institute of Technology;

Outside Director of Tokyo Electric Power Company Holdings, Inc.;

Outside Director of Mitsubishi Chemical Holdings Corporation

Director	Motoki Ozaki Outside Independent Director

President and Representative Director of The Kao Foundation for Arts and Sciences;

President of Kigyo Mecenat Kyogikai Association for Corporate Support of the Arts;

President of New National Theatre Foundation;

Outside Director of Nomura Securities Co., Ltd.

Director and Advisor	Takanobu Ito

Director (Full-time Audit and Supervisory Committee Member)	Masahiro Yoshida

Director (Full-time Audit and Supervisory Committee Member)	Masafumi Suzuki

Director (Audit and Supervisory Committee Member)	Toshiaki Hiwatari Outside Independent Director

Lawyer;

Advisor Attorney to TMI Associates;

Outside Director of Nomura Securities Co., Ltd.;

Outside Director (Audit & Supervisory Committee Member) of TOYO KANETSU K.K.;

Outside Auditor of The Kagoshima Bank, Ltd.

Director (Audit and Supervisory Committee Member)	Hideo Takaura Outside Independent Director	Certified Public Accountant; Outside Auditor of Japan Investment Corporation; Outside Director of Tokyo Electric Power Company Holdings, Inc.; Outside Auditor of INCJ, Ltd.

Director (Audit and Supervisory Committee Member)	Mayumi Tamura Outside Independent Director	Outside Director of Hitachi High-Technologies Corporation

Notes:	1.	Directors Ms. Hideko Kunii, Mr. Motoki Ozaki, Mr. Toshiaki Hiwatari, Mr. Hideo Takaura and Ms. Mayumi Tamura are Outside Directors in accordance with Article 2, Item 15 of the Companies Act.

	2.	Both Mr. Masahiro Yoshida and Mr. Masafumi Suzuki have been appointed as Full-time Audit and Supervisory Committee Member to ensure the effectiveness of activities of the Audit and Supervisory Committee by sharing information obtained mainly through daily information collection and collaboration with internal audit departments among all Audit and Supervisory Committee Members.

3.	Mr. Masafumi Suzuki, a Director who is an Audit and Supervisory Committee Member, has considerable operating experience regarding financial and accounting departments in the Company and its subsidiaries. In addition, Mr. Hideo Takaura, a Director who is an Audit and Supervisory Committee Member, has extensive knowledge and experience as a certified public accountant. Mr. Suzuki and Mr. Takaura have abundant knowledge related to finance and accounting.

4.	The Company has appointed Ms. Hideko Kunii, Mr. Motoki Ozaki, Mr. Toshiaki Hiwatari, Mr. Hideo Takaura and Ms. Mayumi Tamura as independent directors as provided for by the rules of the Tokyo Stock Exchange and reported their appointment to the Tokyo Stock Exchange.

5.	The Company has introduced the Operating Officer System to strengthen regional operations and local workplaces and to implement quick and appropriate decisions. The Operating Officers of the Company are as follows: (As of March 31, 2019)

Managing Officer	Takashi Sekiguchi	Chief Officer for Automobile Operations

Managing Officer	Soichiro Takizawa	President and Director of Honda of America Mfg., Inc.

Managing Officer	Michimasa Fujino	President and Director of Honda Aircraft Company, LLC

Managing Officer	Shinji Aoyama

Vice Chief Officer of Regional Operations (North America);

President, Chief Operating Officer and Director of Honda North America, Inc.;

President, Chief Operating Officer and Director of American Honda Motor Co., Inc.

Managing Officer	Noriya Kaihara	Chief Officer for Purchasing Operations

Managing Officer	Toshihiro Mibe	Executive Vice President and Director of Honda R&D Co., Ltd.

Operating Officer	Naoto Matsui	Chief Officer for IT Operations

Operating Officer	Mitsugu Matsukawa	Executive Vice President and Director of Honda of America Mfg., Inc.

Operating Officer	Tetsuo Suzuki	Representative of Motorcycle DEB for Motorcycle Operations

Operating Officer	Issao Mizoguchi

Chief Officer for Regional Operations (South America);

President and Director of Honda South America Ltda.;

President and Director of Honda Automoveis do Brasil Ltda.;

President and Director of Moto Honda da Amazonia Ltda.

Operating Officer	Yusuke Hori	Chief Officer for Customer First Operations

Operating Officer	Tomomi Kosaka	Vice President of Fuel Cell System Manufacturing, LLC

Operating Officer	Noriaki Abe	Chief Officer for Motorcycle Operations

Operating Officer	Toshiyuki Shimabara	Executive Vice President and Director of Honda of America Mfg., Inc.

Operating Officer	Yasuhide Mizuno	Chief Officer for Regional Operations (China); President of Honda Motor (China) Investment Co., Ltd.; President of Honda Motor Technology (China) Co., Ltd.

Operating Officer	Kazuhiro Odaka	Chief Officer for Human Resources and Corporate Governance Operations; Compliance Officer;

Operating Officer	Masayuki Igarashi	Chief Officer for Regional Operations (Asia & Oceania); President and Director of Asian Honda Motor Co., Ltd.

Operating Officer	Hiroyuki Kachi	Vice Chief Officer for Production Operations; Executive in Charge of Corporate Project

Operating Officer	Soichi Yamamoto	President and Representative Director of Honda Engineering Co., Ltd.; General Manager of Saitama Factory for Production Operations

Operating Officer	Katsushi Inoue	Chief Officer for Regional Operations (Europe Region); President and Director of Honda Motor Europe Ltd.

Operating Officer	Kimiyoshi Teratani	Chief Officer for Regional Operations (Japan)

Operating Officer	Asako Suzuki	Vice Chief Officer for Regional Operations (Japan); General Manager of Product Planning and Brand Division for Regional Operations (Japan)

Operating Officer	Katsuhisa Okuda	Chief Officer for Power Product Operations

Operating Officer	Katsuhide Moriyama	Chief Officer for Brand and Communication Operations

Operating Officer	Keiji Ohtsu	Chief Quality Officer

6.	As of April 1, 2019, the following changes in Director and Operating Officers were announced by the Company. Positions in the parenthesis are as of March 31, 2019.

Chairman and Director	Toshiaki Mikoshiba	(Senior Managing Director)

Managing Officer	Mitsugu Matsukawa	(Operating Officer)

Managing Officer	Noriaki Abe	(Operating Officer)

Managing Officer	Yasuhide Mizuno	(Operating Officer)

Operating Officer	Yoshishige Nomura	(Managing Director of Honda R&D Co., Ltd.; President and Representative Director of Honda Racing Corporation)

Operating Officer	Yoshikado Nakao	(Executive in Charge of Purchasing for Purchasing Operations)

Operating Officer	Hiroshi Tokutake	(General Manager of Yorii Automobile Plant, Saitama Factory for Production Operations)

Operating Officer	Taro Kobayashi	(Head of Regional Unit (Africa and the Middle East))

Operating Officer	Jiro Morisawa	(Vice Chief Officer for Business Management Operations; General Manager of Accounting Division for Business Management Operations)

(2) Remuneration of Directors, Etc.

	Yen (millions)
Item	Total amount of remuneration, etc.	Total amount by type of remuneration, etc.			Number of eligible Directors (Number of persons)
		Fixed remuneration	Performance-linked remuneration
			Bonuses	Stock-based remuneration
Directors (excluding Audit and Supervisory Committee Members) (excluding Outside Directors)	687	390	172	125	7
Outside Directors (excluding Audit and Supervisory Committee Members)	33	33	—	—	2
Directors (Audit and Supervisory Committee Members) (excluding Outside Directors)	141	141	—	—	2
Outside Directors (Audit and Supervisory Committee Members)	50	50	—	—	3
Total	912	614	172	125	14

Notes:	1.	Remuneration is limited to JPY 1,160 million per year for Directors (excluding Audit and Supervisory Committee Members) and JPY 270 million per year for Directors (Audit and Supervisory Committee Members).

	2.	Bonuses to Directors (excluding Audit and Supervisory Committee Members) are included in the previously mentioned maximum amount for remuneration to Directors (excluding Audit and Supervisory Committee Members), and the amount shown was decided by the meeting of the Board of Directors held on May 8, 2019.

	3.	The total amount of stock-based remuneration is the amount recorded as expenses related to the share delivery points granted during the fiscal year ended March 31, 2019 in connection with the directors’ remuneration BIP (Board Incentive Plan) trust.

(3) Principal Activities of Outside Directors during the Fiscal Year ended March 31, 2019

(a) Principal Activities during the Fiscal Year ended March 31, 2019

Post	Name	Attendance Record	Principal Activities during the Fiscal Year ended March 31, 2019
Director	Hideko Kunii	Attended all 10 meetings of the Board of Directors	Based on broad experience in corporations, government and educational institutions as well as deep insight regarding corporate management, she oversees the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

Director	Motoki Ozaki	Attended all 10 meetings of the Board of Directors	Based on abundant experience and deep insight regarding corporate management, he oversees the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

Director (Audit and Supervisory Committee Member)	Toshiaki Hiwatari	Attended all 10 meetings of the Board of Directors Attended all 9 meetings of the Audit and Supervisory Committee	Based on a high expertise and abundant experience as a legal affairs specialist, he audits and oversees the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

Director (Audit and Supervisory Committee Member)	Hideo Takaura	Attended all 10 meetings of the Board of Directors Attended all 9 meetings of the Audit and Supervisory Committee	Based on a high expertise and abundant experience as a certified public accountant, he audits and oversees the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

Director (Audit and Supervisory Committee Member)	Mayumi Tamura	Attended all 10 meetings of the Board of Directors Attended all 9 meetings of the Audit and Supervisory Committee	Based on abundant experience and deep insight regarding corporate management, she audits and oversees the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

All Outside Directors provide necessary comments during the deliberation of proposals based on their experience and insight.

Note:	The attendance rate of all Internal Directors and Internal Directors who are Audit and Supervisory Committee Members was 100% at meetings of the Board of Directors and meetings of the Audit and Supervisory Committee, respectively.

(b) Summary of Content of Liability Limitation Contracts

The Company has entered into liability limitation contracts with all Outside Directors based on Article 427, Paragraph 1 of the Companies Act and the Company’s Articles of Incorporation, to the effect of limiting the liability for damages, in accordance with Article 423, Paragraph 1 of the Companies Act, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Companies Act.

5. FINANCIAL AUDITOR

(1) Name of Financial Auditor

      KPMG AZSA LLC

(2) Financial Auditor Remuneration, Etc., for the Fiscal Year ended March 31, 2019

Category	Year ended March 31, 2018 (reference)		Year ended March 31, 2019
	Remuneration for audit certification services (millions of yen)	Remuneration for non-audit services (millions of yen)	Remuneration for audit certification services (millions of yen)	Remuneration for non-audit services (millions of yen)
The Company	478	—	498	7
Consolidated subsidiaries	426	63	454	62

Total	904	63	952	69

Notes:	1.

The Company’s Audit and Supervisory Committee has examined the financial auditor’s audit plan for the current fiscal year and the basis for calculation of estimates used as assumptions for remuneration, based on inspection and evaluation of the previous fiscal year’s auditing performance through materials obtained and reports received as necessary from directors, relevant internal departments and the financial auditor. As a result, it has agreed to the remuneration of the financial auditor as specified in Article 399, Paragraphs 1 and 3 of the Companies Act of Japan.

	2.

The audit contract between the Company and its financial auditor does not itemize remuneration for auditing work based on the Companies Act of Japan, auditing work based on the Financial Instruments and Exchange Act of Japan and auditing work based on the Securities Exchange Act of the United States. Because of this and because it is impractical to itemize these categories of remuneration, the figure shown in “Remuneration for audit certification services” of the Company is a total figure.

	3.

Non-audit services for which the Company pays remuneration to its financial auditor for duties other than those stipulated in Article 2, Paragraph 1 of the Certified Public Accountants Act in the current fiscal year consist of advice and guidance on accounting matters and information disclosure.

	4.	Of the Company’s principal subsidiaries, overseas subsidiaries are audited by financial audit companies other than the financial auditor employed by the Company.

(3) Policy Regarding Dismissal or Non-Re-Employment of Financial Auditor

In the case that the financial auditor is recognized to have committed a serious legal infraction, sharply lowered the quality of its audit services, or otherwise shown grounds for determining it is inappropriate for employment as a financial auditor, the Company’s Audit and Supervisory Committee shall dismiss the financial auditor in accordance with procedures stipulated in the Companies Act, or decide on proposals concerning the dismissal or non re-employment of the financial auditor to be submitted to the general meetings of shareholders.

6. THE COMPANY’S SYSTEMS AND POLICIES

(1) Systems to Ensure the Compliance of the Directors’ Execution of Duties with Laws and Regulations and the Articles of Incorporation and Other Systems to Ensure the Appropriateness of Operations of the Company and the corporate group comprised of the Company and its subsidiaries

The Board of Directors of the Company has determined the Basic Policy on Development of Internal Control Systems as follows.

1.	Systems for ensuring that the execution of duties by Directors and employees complies with laws, ordinances, and the Company’s Articles of Incorporation

The Company will establish a code of conduct to be observed by its management and employees, such as conformity with applicable laws, ordinances, and internal rules and regulations, and it will endeavor to ensure that all management personnel and employees are made aware of and observe this code.

The Company will further develop its internal whistle-blowing systems to facilitate compliance.

The Company will install an officer to coordinate all compliance matters and will further develop its compliance systems.

2.	Systems related to retention and management of information on execution of duties by the Directors

The Company will establish a management policy for information related to the execution of duties by the Directors and appropriately store and manage such information.

3.	Rules and other systems related to risk management

The Company will further develop systems for relevant boards and councils to make decisions regarding material matters of management after assessing and considering associated risks.

The Company will install an officer to coordinate all matters related to risk management, and it will establish rules on risk management and further develop its risk management systems.

4.	Systems for ensuring that the duties of the Directors are being executed efficiently

The Company will endeavor to facilitate the delegation of authority from Representative Directors and Executive Directors by implementing an Operating Officer System and will further develop systems that enable prompt and appropriate decision making by clearly defining the scope of authorities delegated to Operating Officers and the decision-making process.

To conduct management efficiently and effectively, the Company will establish midterm management plans and annual business plans, endeavor to share these plans, and oversee their progress.

5.	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

In addition to sharing the Company’s code of conduct for its management and employees as well as its basic policy on development of internal control systems with its subsidiaries, the Company will further develop systems for overseeing its subsidiaries and endeavor to enhance the corporate governance of the Group.

The Company will further develop systems for reporting material matters of the management of subsidiaries to the Company.

The Company will share the risk management policy established by the Company with its subsidiaries and will further develop the risk management systems of the Group through such methods as establishing rules regarding reports from subsidiaries on material risks.

The Company will further develop the internal whistle-blowing systems of the Group in order to discover at an early stage and respond to issues such as violations of laws or ordinances within the Group.

The Company will enhance the internal auditing systems of the Group.

Note: In the above section, “Group” means the corporate group comprised of the Company and its subsidiaries.

6.

Provision of the Directors and employees who should support duties of the Audit and Supervisory Committee, independence of such Directors and employees from other Directors (excluding the members of the Audit and Supervisory Committee), and ensuring effectiveness of instructions to such Directors and employees

The Company will establish a staff organization directly under the Audit and Supervisory Committee to provide support for the Audit and Supervisory Committee.

7.	Systems for Directors and employees to report to the Audit and Supervisory Committee and other systems related to reporting to the Audit and Supervisory Committee

The Company will further develop systems for the managements and employees of the Company and its subsidiaries to report to the Audit and Supervisory Committee. No one making such a report will receive any disadvantageous treatment for doing so.

8.	Other systems for ensuring the effectiveness of audits by the Audit and Supervisory Committee

In accordance with laws and ordinances, the Company will bear the necessary expenses for the members of the Audit and Supervisory Committee to execute their duties.

The Company will further develop other necessary systems for audits by the Audit and Supervisory Committee to be conducted effectively.

(2) Overview of Operating Status for Systems to Ensure the Compliance of the Directors’ Execution of Duties with Laws and Regulations and the Articles of Incorporation and Other Systems to Ensure the Appropriateness of Operations of the Company and the corporate group comprised of the Company and its subsidiaries

The Overview of Developing and Operating Status of Basic Policy on Development of Internal Control Systems stated above is as follows.

1.	Systems for ensuring that the execution of duties by Directors and employees complies with laws, ordinances, and the Company’s Articles of Incorporation

The Company has established the Honda Code of Conduct to clearly define the Company’s policy on legal compliance and the acts of integrity for its management and employees, and the Company endeavors to ensure that all management personnel and employees are made aware of and follow the Guidelines through opportunities such as management training, training upon joining the Company, and level-specific employee training.

The Company has established the Business Ethics Improvement Proposal Line as a point of contact for internal whistle-blowing. In addition to internal points of contact, the Company has also established an external point of contact in a law firm. These points of contact are operated under rules that include the protection of anyone making use of the Proposal Line.

The Operating Officer and Chief Officer of Human Resources and Corporate Governance Operations has been appointed as Compliance Officer.

The Company has established a Compliance Committee chaired by the Compliance Officer, and the Committee deliberates on material matters related to compliance.

In the fiscal year ended March 31, 2019, the Compliance Committee has held both regular and extraordinary meetings and has deliberated on matters such as the status of establishment and operation of internal control systems, the operating status of the Business Ethics Improvement Proposal Line and measures to improve compliance.

Each department has conducted an inspection of its legal compliance status using a control self-assessment (CSA) method, and the Audit Division has conducted an internal audit of those results.

2.	Systems related to retention and management of information on execution of duties by the Directors

The Company’s policy on information management is prescribed in the Document Management Policy, which also stipulates the management policy for information related to the execution of duties by the Directors.

In accordance with this Policy, minutes are prepared for each Board of Directors meeting and Executive Council meeting and stored for a long period of time by the department in charge.

3.	Rules and other systems related to risk management

The relevant boards and councils such as the Board of Directors, Executive Council, and Regional Operating Boards deliberate upon material matters of management in accordance with each body’s rules of procedure and then make decisions regarding such matters after assessing and considering associated risks.

The Executive Vice President and Representative Director has been appointed as Risk Management Officer.

The Company has established the Honda Global Risk Management Policy, which prescribes the Company’s basic policy on risk management (such as business risks and disaster risks) as well as systems for collecting risk information and responding to risks when they arise.

Each department regularly conducts risk assessments in accordance with the Policy.

The Risk Management Officer monitors and oversees the status of responses to material risks, and sets up the Global Emergency Headquarters as necessary.

4.	Systems for ensuring that the duties of the Directors are being executed efficiently

For strengthening the business execution of each region and on-site, and prompt and appropriate managerial decisions, operating Officers, who are transferred the authority from Representative Directors and Executive Directors, are assigned to the headquarters of each region, business, and function, to the R&D subsidiaries and to other main divisions as required to handle business execution in the fields of which they are in charge.

In addition to the Board of Directors, the Executive Council and the Regional Operating Boards have been established as bodies to make decisions on material matters of management, and each body’s rules of procedure clearly define the scope of authorities delegated to Executive Directors and Operating Officers and the decision-making process. The Company has adopted a “company with the Audit and Supervisory Committee” structure, which enables the Company to strengthen the supervisory function of the Board of Directors and to extend the delegation of authority from the Board of Directors to the Executive Council meetings for further increased speed in decision-making.

The Board of Directors determines the management vision, the company-wide midterm management plans and the annual business plans, which are then shared throughout the Company through each Chief Officer and other Executive Officers.

The Board of Directors receives reports on the progress of management vision and the company-wide midterm management plans each fiscal year and on the progress of business plans each quarter, thereby overseeing the execution status thereof.

5.	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

The Company department in charge of internal control endeavors to ensure, both directly and through each regional headquarters, that the Company’s subsidiaries are made aware of the Honda Code of Conduct and the basic policy on development of internal control systems.

Each subsidiary has developed internal control systems appropriate to the laws and ordinances of the country in which it operates and to the business conditions of the subsidiary and regularly reports to the Company regarding the development and operating status of those systems.

Officers, who have the responsibility to oversee the Company’s subsidiaries, are appointed from among the Executive Directors and the Operating Officers with jurisdiction over the area related to the business of the relevant subsidiary. These officers regularly receive reports regarding business plans and management conditions from the subsidiaries for which they are responsible and oversee those subsidiaries in cooperation with business management departments and other related departments.

The Company requires subsidiaries to obtain prior approval from or make reports to the Company regarding material matters of the management of the subsidiary in accordance with the Company’s rules of procedure, and each subsidiary has developed its own approval rules that include the requirements of the Company.

The Company’s subsidiaries have developed risk management systems appropriate to their sizes and business conditions based on the Honda Global Risk Management Policy and report to the Company on material risks. The Company’s department in charge of risk management also verifies the development and operating status of the risk management systems of the subsidiaries.

The Business Ethics Improvement Proposal Line of the Company accepts whistle-blowing reports from management and employees of subsidiaries, in addition to which each regional headquarters and other major subsidiary has established its own internal whistle-blowing point of contact.

The Audit Division, which directly reports to the president, conducts internal auditing of each department of the Company, provides supervision and guidance to internal audit departments in major subsidiaries, and conducts audits of subsidiaries directly when necessary.

6.

Provision of the Directors and employees who should support duties of the Audit and Supervisory Committee, independence of such Directors and employees from other Directors (excluding the members of the Audit and Supervisory Committee), and ensuring effectiveness of instructions to such Directors and employees

The Company has established the Audit and Supervisory Committee’s Division and appointed full-time staff members. The Division is independent from the chain of command of the Directors (excluding the members of the Audit and Supervisory Committee) of the Company, directly under the Audit and Supervisory Committee. The Audit and Supervisory Committee’s Division takes orders directly from and supports the Audit and Supervisory Committee so that its duties are executed efficiently.

7.	Systems for Directors and employees to report to the Audit and Supervisory Committee and other systems related to reporting to the Audit and Supervisory Committee

The Company has established its Standards for the Audit and Supervisory Committee Reports as a set of standards for reports to the Audit and Supervisory Committee, and the relevant departments of the Company regularly report to the Audit and Supervisory Committee regarding the business conditions and the development and operation status of internal control systems, such as those for compliance and risk management, of the Company and its subsidiaries. Additionally, if there are any matters that may significantly affect the Company, those are reported as well.

No one who has made a report to the Audit and Supervisory Committee is treated disadvantageously for having done so.

8.	Other systems for ensuring the effectiveness of audits by the Audit and Supervisory Committee

In order for the Company to bear the necessary expenses for the members of the Audit and Supervisory Committee to execute their duties, the Company secures the necessary budget every business year based on proposals from the Audit and Supervisory Committee.

The Audit and Supervisory Committee work closely with the Audit Division, which serves as the Company’s internal audit department, to conduct business audits of the Company and its subsidiaries. Additionally, two full-time members of the Audit and Supervisory Committee are appointed, and they attend Executive Council meetings and other important meetings as necessary.

(3) POLICY REGARDING DECISIONS FOR DISTRIBUTION OF DIVIDENDS, ETC.

The Company strives to carry out its operations worldwide from a global perspective and to increase its corporate value. With respect to the redistribution of profits to its shareholders, which we consider to be one of the most important management issues, the distribution of dividends is determined after taking into account retained earnings for future growth and consolidated earnings performance, among other factors, from a long-term perspective. Dividends will be paid with a target of approximately 30% for the ratio of the dividend amount to consolidated profit for the year attributable to owners of the parent (payout ratio).

The Company’s basic policy on the distribution of dividends is to pay a dividend four times a year. The decision-making body for dividends is the Board of Directors.

The Company will also acquire its own shares at a timing it deems optimal with the goal of improving efficiency of the Company’s capital structure and implementing a flexible capital policy.

The Company will allocate retained earnings toward financing R&D activities that are essential for its future growth, capital expenditures and investment programs that will expand its operations, and maintaining sound financial conditions.

Total cash dividends for the year ended March 31, 2019 were JPY 111 per share, an increase of JPY 11 per share from the annual dividends paid for the year ended March 31, 2018. Quarterly cash dividends were first quarter cash dividends of JPY 27, second quarter cash dividends of JPY 28, third quarter cash dividends of JPY 28, and year-end cash dividends of JPY 28.

Consolidated Statements of Financial Position

	Yen (millions)
As of March 31, 2018 and 2019	2018 (reference)	2019
ASSETS
Current assets:
Cash and cash equivalents	2,256,488	2,494,121
Trade receivables	800,463	793,245
Receivables from financial services	1,840,699	1,951,633
Other financial assets	213,177	163,274
Inventories	1,523,455	1,586,787
Other current assets	291,006	358,234

Total current assets	6,925,288	7,347,294

Non-current assets:
Investments accounted for using the equity method	679,517	713,039
Receivables from financial services	3,117,364	3,453,617
Other financial assets	436,555	417,149
Equipment on operating leases	4,088,133	4,448,849
Property, plant and equipment	3,062,433	2,981,840
Intangible assets	741,514	744,368
Deferred tax assets	129,338	150,318
Other non-current assets	169,022	162,648

Total non-current assets	12,423,876	13,071,828

Total assets	19,349,164	20,419,122

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	1,224,627	1,184,882
Financing liabilities	2,917,261	3,188,782
Accrued expenses	404,719	476,300
Other financial liabilities	115,405	132,910
Income taxes payable	53,595	49,726
Provisions	305,994	348,763
Other current liabilities	602,498	599,761

Total current liabilities	5,624,099	5,981,124

Non-current liabilities:
Financing liabilities	3,881,749	4,142,338
Other financial liabilities	60,005	63,689
Retirement benefit liabilities	404,401	398,803
Provisions	220,625	220,745
Deferred tax liabilities	629,722	727,411
Other non-current liabilities	294,468	319,222

Total non-current liabilities	5,490,970	5,872,208

Total liabilities	11,115,069	11,853,332

Equity:
Common stock	86,067	86,067
Capital surplus	171,118	171,460
Treasury stock	(113,271)	(177,827)
Retained earnings	7,611,332	7,973,637
Other components of equity	178,292	214,383

Equity attributable to owners of the parent	7,933,538	8,267,720
Non-controlling interests	300,557	298,070

Total equity	8,234,095	8,565,790

Total liabilities and equity	19,349,164	20,419,122

Consolidated Statements of Income

	Yen (millions)
Years ended March 31, 2018 and 2019	2018 (reference)	2019
Sales revenue	15,361,146	15,888,617

Operating costs and expenses:
Cost of sales	(12,000,581)	(12,580,949)
Selling, general and administrative	(1,775,151)	(1,774,393)
Research and development	(751,856)	(806,905)

Total operating costs and expenses	(14,527,588)	(15,162,247)

Operating profit	833,558	726,370

Share of profit of investments accounted for using the equity method	247,643	228,827

Finance income and finance costs:
Interest income	41,191	48,618
Interest expense	(12,970)	(13,217)
Other, net	5,551	(11,223)

Total finance income and finance costs	33,772	24,178

Profit before income taxes	1,114,973	979,375
Income tax expense	13,666	(303,089)

Profit for the year	1,128,639	676,286

Profit for the year attributable to:
Owners of the parent	1,059,337	610,316
Non-controlling interests	69,302	65,970

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	590.79	345.99

Consolidated Statements of Comprehensive Income (reference)

	Yen (millions)
Years ended March 31, 2018 and 2019	2018	2019
Profit for the year	1,128,639	676,286

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	13,344	(23,745)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	19,288	(24,046)
Share of other comprehensive income of investments accounted for using the equity method	1,688	(2,837)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	—	228
Exchange differences on translating foreign operations	(204,184)	95,568
Share of other comprehensive income of investments accounted for using the equity method	10,620	(18,847)

Total other comprehensive income, net of tax	(159,244)	26,321

Comprehensive income for the year	969,395	702,607

Comprehensive income for the year attributable to:
Owners of the parent	899,545	637,609
Non-controlling interests	69,850	64,998

Consolidated Statements of Changes in Equity

Years ended March 31, 2018 (reference) and 2019

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2017	86,067	171,118	(26,189)	6,712,894	351,406	7,295,296	274,330	7,569,626

Comprehensive income for the year
Profit for the year				1,059,337		1,059,337	69,302	1,128,639
Other comprehensive income, net of tax					(159,792)	(159,792)	548	(159,244)

Total comprehensive income for the year				1,059,337	(159,792)	899,545	69,850	969,395
Reclassification to retained earnings				13,322	(13,322)	—		—
Transactions with owners and other
Dividends paid				(174,221)		(174,221)	(43,623)	(217,844)
Purchases of treasury stock			(87,083)			(87,083)		(87,083)
Disposal of treasury stock			1			1		1

Total transactions with owners and other			(87,082)	(174,221)		(261,303)	(43,623)	(304,926)

Balance as of April 1, 2018	86,067	171,118	(113,271)	7,611,332	178,292	7,933,538	300,557	8,234,095
Effect of changes in accounting policy				(46,833)	(208)	(47,041)	6	(47,035)
Effect of hyperinflation				(9,454)	14,896	5,442		5,442

Adjusted balance as of April 1, 2018	86,067	171,118	(113,271)	7,555,045	192,980	7,891,939	300,563	8,192,502

Comprehensive income for the year
Profit for the year				610,316		610,316	65,970	676,286
Other comprehensive income, net of tax					27,293	27,293	(972)	26,321

Total comprehensive income for the year				610,316	27,293	637,609	64,998	702,607
Reclassification to retained earnings				5,890	(5,890)	—		—
Transactions with owners and other
Dividends paid				(194,271)		(194,271)	(66,010)	(260,281)
Purchases of treasury stock			(64,557)			(64,557)		(64,557)
Disposal of treasury stock			1			1		1
Share-based payment transactions		342				342		342

Total transactions with owners and other		342	(64,556)	(194,271)		(258,485)	(66,010)	(324,495)

Other changes				(3,343)		(3,343)	(1,481)	(4,824)

Balance as of March 31, 2019	86,067	171,460	(177,827)	7,973,637	214,383	8,267,720	298,070	8,565,790

Consolidated Statements of Cash Flows (reference)

	Yen (millions)
Years ended March 31, 2018 and 2019	2018	2019
Cash flows from operating activities:
Profit before income taxes	1,114,973	979,375
Depreciation, amortization and impairment losses excluding equipment on operating leases	713,093	721,695
Share of profit of investments accounted for using the equity method	(247,643)	(228,827)
Finance income and finance costs, net	13,218	(88,608)
Interest income and interest costs from financial services, net	(127,529)	(124,076)
Changes in assets and liabilities
Trade receivables	(41,778)	9,344
Inventories	(202,916)	(60,906)
Trade payables	69,429	(11,816)
Accrued expenses	(2,700)	25,372
Provisions and retirement benefit liabilities	(28,945)	(1,590)
Receivables from financial services	(174,438)	(260,704)
Equipment on operating leases	(158,337)	(230,311)
Other assets and liabilities	11,602	11,045
Other, net	9,314	3,706
Dividends received	161,106	175,244
Interest received	245,095	270,776
Interest paid	(115,317)	(150,162)
Income taxes paid, net of refunds	(250,556)	(263,569)

Net cash provided by (used in) operating activities	987,671	775,988

Cash flows from investing activities:
Payments for additions to property, plant and equipment	(415,563)	(420,768)
Payments for additions to and internally developed intangible assets	(156,927)	(187,039)
Proceeds from sales of property, plant and equipment and intangible assets	15,042	20,765
Payments for acquisitions of investments accounted for using the equity method	(2,450)	(2,401)
Payments for acquisitions of other financial assets	(280,236)	(506,431)
Proceeds from sales and redemptions of other financial assets	224,302	515,670
Other, net	719	2,649

Net cash provided by (used in) investing activities	(615,113)	(577,555)

Cash flows from financing activities:
Proceeds from short-term financing liabilities	8,106,505	8,435,249
Repayments of short-term financing liabilities	(8,004,620)	(8,213,698)
Proceeds from long-term financing liabilities	1,689,596	1,900,257
Repayments of long-term financing liabilities	(1,609,554)	(1,726,097)
Dividends paid to owners of the parent	(174,221)	(194,271)
Dividends paid to non-controlling interests	(48,332)	(66,872)
Purchases and sales of treasury stock, net	(87,082)	(64,556)
Other, net	(46,626)	(47,088)

Net cash provided by (used in) financing activities	(174,334)	22,924

Effect of exchange rate changes on cash and cash equivalents	(47,712)	16,276

Net change in cash and cash equivalents	150,512	237,633

Cash and cash equivalents at beginning of year	2,105,976	2,256,488

Cash and cash equivalents at end of year	2,256,488	2,494,121

The Notes to the Consolidated Statutory Report

Significant Accounting Policies:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries (including structured entities): 364

Corporate names of principal consolidated subsidiaries:

American Honda Motor Co., Inc., Honda of America Mfg., Inc., Honda Canada Inc.,

Honda R&D Co., Ltd., American Honda Finance Corporation

2.	Affiliates and joint ventures accounted for using the equity method

Number of affiliates and joint ventures: 71

Corporate names of major affiliates and joint ventures:

Dongfeng Honda Automobile Co., Ltd., GAC Honda Automobile Co., Ltd., P.T. Astra Honda Motor

3.	Changes of consolidated subsidiaries, affiliates and joint ventures

Consolidated subsidiaries (including structured entities):

Newly formed consolidated subsidiaries: 7

Reduced through reorganization: 11

Affiliates and joint ventures:

Newly formed affiliates and joint ventures: –

Reduced through reorganization: 1

4.	Accounting standards of consolidated financial statements

The Company prepares its consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) in accordance with Article 120-1 of the Ordinance of Companies Accounting. The Company omits some disclosure items and notes in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting.

5.	Basis and method of valuation for financial assets

(1)	Non-derivative financial assets

(Financial assets measured at amortized cost)

A financial asset is classified into financial assets measured at amortized cost when the asset is held within a business model whose objective is to hold the asset in order to collect the contractual cash flows, and the contractual term of the financial asset gives rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Financial assets measured at amortized cost are initially measured at their fair value, and are subsequently measured at amortized cost using the effective interest method.

(Financial assets measured at fair value through other comprehensive income)

A financial asset in debt securities is classified into financial assets measured at fair value through other comprehensive income when the asset is held within a business model whose objectives are to hold the asset in order to collect the contractual cash flows as well as to sell the asset, and the contractual term of the financial asset gives rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Debt securities classified as financial assets measured at fair value through other comprehensive income are initially measured at their fair value, and subsequent changes in fair value of the investment, except for impairment gains or losses and foreign exchange gains or losses, are presented in other comprehensive income.

In addition, Honda elects to designate investments in equity securities, such as shares held for maintaining and strengthening trade relationships, as financial assets measured at fair value through other comprehensive income. Equity securities designated as financial assets measured at fair value through other comprehensive income are initially measured at their fair value, and subsequent changes in fair value of the investment are presented in other comprehensive income.

(Financial assets measured at fair value through profit or loss)

Financial assets measured at fair value that are not classified or designated as financial assets measured at fair value through other comprehensive income are classified into financial assets measured at fair value through profit or loss. Financial assets measured at fair value through profit or loss are initially measured at their fair value, and subsequent changes in fair value are recognized in profit or loss.

(2)	Derivatives

Derivatives are initially recognized as assets and measured at fair value, when Honda becomes a party to the contractual provision of the derivatives. Subsequent changes in fair value of derivatives are recognized in profit or loss in the period of the changes.

6.	Basis and method of valuation for inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories includes purchase costs and conversion costs, and it is determined principally by using the first-in first-out method.

7.	Basis and method of valuation and depreciation method for equipment on operating leases

Equipment on operating leases is initially measured at cost. Depreciation of equipment on operating leases is calculated using the straight-line method over the lease term. The depreciable amount is the cost of the equipment less its residual value.

8.	Basis and method of valuation and depreciation method for property, plant and equipment

Property, plant and equipment is initially measured at cost. Depreciation of property, plant and equipment, except for land that is not subject to depreciation, is calculated using the straight-line method over the estimated useful life. The depreciable amount is the cost of the asset less the respective estimated residual values.

9.	Basis and method of valuation and amortization method for intangible assets

(Research and development)

Capitalized development cost is measured at the sum of expenditures for development incurred between when the foregoing conditions for capitalization are initially met and when the development is completed, and includes all directly attributable costs to the development process. Capitalized development cost is amortized using the straight-line method over the expected product life cycle of the developed product.

Expenditures on research and other development expenditures which do not meet the foregoing conditions are expensed as incurred.

(Other intangible assets)

Other intangible assets are initially measured at cost and principally amortized using the straight-line method over their estimated useful lives.

10.	Impairment

(1)	Financial assets measured at amortized cost

(Receivables from financial services – Allowance for credit losses)

The allowance for credit losses is management’s estimate of expected credit loss (ECL) on receivables from financial services.

The allowance for credit losses on financial assets which have experienced a significant increase in credit risk since initial recognition is measured at amounts equal to lifetime ECL. The allowance for credit losses on financial assets which have not experienced a significant increase in credit risk is measured at amounts equal to 12-month ECL. Lifetime ECL represents ECL that results from all possible default events over the expected life of a financial asset. 12-month ECL is the portion of lifetime ECL that results from default events that are possible within 12 months after the reporting date. ECL is a probability-weighted estimate of the difference between the contractual cash flows and the cash flows that the entity expects to receive, discounted at the original effective interest rates.

When determining whether credit risk has increased significantly, the finance subsidiaries assess financial assets either individually based primarily on delinquencies or collectively for groups of financial assets with shared risk characteristics such as the period of initial recognition, collateral type, original term and credit score considering relative changes in expected default rates since initial recognition.

(Receivables from financial services – Allowance for losses on lease residual values)

The allowance for losses on lease residual values is management’s estimate of probable losses on the uninsured portion of the lease residual values incurred on receivables from finance leases. The allowance for losses on lease residual values is based on management’s evaluation of many factors, including current economic conditions, industry experience, and the finance subsidiaries’ historical experience with residual value losses.

(2)	Equipment on operating leases, property, plant and equipment and intangible assets

At the end of the reporting period, the carrying amount of equipment on operating leases, property, plant and equipment, and intangible assets are assessed to determine whether or not there is any indication of impairment. If there is such an indication, the recoverable amount of such asset is estimated and compared with the carrying amount of the asset as a test of impairment.

11.	Provisions for product warranties

Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda provides for general estimated warranty costs at the time products are sold to customers. Honda also provides for specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

12.	Post-employment benefits

For defined benefit plans, the present value of defined benefit obligations less the fair value of plan assets is recognized as either a liability or an asset in the consolidated statements of financial position.

The present value of defined benefit obligations and service costs are principally determined for each plan using the projected unit credit method. The discount rate is determined by reference to market yields at the end of the reporting period on high quality corporate bonds that is consistent with the currency and estimated term of the post-employment benefit obligation. Net interest on the net defined benefit liability (asset) for the reporting period is determined by multiplying the net defined benefit liability (asset) by the discount rate.

Past service cost defined as the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment is recognized in profit or loss upon occurrence of the plan amendment or curtailment.

Honda recognizes the difference arising from remeasurement of present value of the defined benefit obligation and the fair value of the plan asset in other comprehensive income when it is incurred, and reclassifies it immediately to retained earnings.

Changes in Accounting Policies:

1.	IFRS 9 “Financial Instruments”

The Company and its consolidated subsidiaries were an early adopter of IFRS 9 “Financial Instruments” issued in November 2009, amended in October 2010 and November 2013 (“IFRS 9 (2013)”) prior to the year ended March 31, 2018 and has adopted IFRS 9 issued in July 2014 (“IFRS 9 (2014)”) with a date of initial application of April 1, 2018. The adoption of IFRS 9 (2014) resulted in changes in accounting policies primarily for classification and impairment of financial assets. IFRS 9 (2014) has an exemption allowing information for prior periods not to be restated with respect to classification and measurement (including impairment) changes. Therefore, the consolidated financial statements for the fiscal year ended March 31, 2018 have not been restated and continues to be reported under IFRS 9 (2013). Instead, the cumulative effect of adopting IFRS 9 (2014) was recognized in the opening balance of equity as of the date of initial application on April 1, 2018. The following are primary changes and corresponding impacts of adopting IFRS 9 (2014).

(Classification of financial assets)

Debt securities other than those classified into financial assets measured at amortized cost were classified into financial assets measured at fair value through profit or loss under IFRS 9 (2013). IFRS 9 (2014) newly established a classification in which financial assets are measured at fair value through other comprehensive income. Under IFRS 9 (2014), a financial asset shall be measured at fair value through other comprehensive income if both of the following conditions are met: 1) the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and 2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company and its consolidated subsidiaries have evaluated the business models within which financial assets are held and contractual terms of financial assets. As a result, the Company has reclassified debt securities such as government bonds and municipal bonds held by certain subsidiaries from the financial assets measured at fair value through profit or loss to financial assets measured at fair value through other comprehensive income as of April 1, 2018.

The impact of this reclassification is as follows:

	Yen (millions)
	Carrying amount as of March 31, 2018 under IFRS 9 (2013)	Reclassification	Carrying amount as of April 1, 2018 under IFRS 9 (2014)
Other financial assets:
Financial assets measured at fair value through profit or loss
Debt securities	69,829	(14,376)	55,453
Financial assets measured at fair value through other comprehensive income
Debt securities	—	14,376	14,376

(Impairment of financial assets)

IFRS 9 (2014) replaced the incurred loss model under IAS 39 with the expected credit loss (ECL) model. The ECL model requires the allowance for credit losses to be measured at amounts equal to either lifetime ECL for those financial assets which have experienced a significant increase in credit risk (SICR) since initial recognition or 12- month ECL for financial assets which have not experienced a SICR. Lifetime ECL represents ECL that results from all possible default events over the expected life of a financial asset. 12-month ECL is the portion of lifetime ECL that results from default events that are possible within 12 months after the reporting date. ECL is a probability-weighted estimate of the difference between the contractual cash flows and the cash flows that the entity expects to receive, discounted at the original effective interest rates.

When determining whether credit risk has increased significantly, the Company and its consolidated subsidiaries assess financial assets either individually based primarily on delinquencies or collectively for groups of financial assets with shared risk characteristics such as the period of initial recognition, collateral type, original term and credit score considering relative changes in expected default rates since initial recognition.

The application of the ECL model resulted in an increase in the allowance for credit losses of JPY 4,599 million as of April 1, 2018, which is on receivables from financial services.

2.	IFRS 15 “Revenue from Contracts with Customers”

The Company and its consolidated subsidiaries have adopted IFRS 15 “Revenue from Contracts with Customers” with a date of initial application of April 1, 2018 by recognizing the cumulative effect of initially applying this standard as an adjustment to the opening balance of equity at the date of initial application. Therefore, the consolidated financial statements for the fiscal year ended March 31, 2018 have not been restated and continues to be reported under the previous accounting policy.

The Company’s and its consolidated subsidiaries’ contracts with customers include promises to transfer goods or services without charges such as free inspections. Such promised goods or services are generally considered performance obligations and related sales revenue is deferred under IFRS15, if it is deemed material, while such sales revenue was recognized at contract inception under the previous accounting policy. Further, under IFRS 15, dealer incentives are considered variable consideration when determining the transaction price and sales revenue is recognized only to the extent that it is highly probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved, which results in higher deductions from sales revenue recognized when products are sold to dealers. The impacts of adopting IFRS 15 on consolidated statements of financial position and consolidated statements of income of the Company are as follows:

(Consolidated Statements of Financial Position)

As of March 31, 2019

	Yen (millions)
	Balances without adoption of IFRS 15	Adjustments	As reported
ASSETS
Current assets:
Cash and cash equivalents	2,494,121	—	2,494,121
Trade receivables	796,199	(2,954)	793,245
Receivables from financial services	1,951,633	—	1,951,633
Other financial assets	163,274	—	163,274
Inventories	1,586,787	—	1,586,787
Other current assets	357,428	806	358,234

Total current assets	7,349,442	(2,148)	7,347,294

Non-current assets:
Investments accounted for using the equity method	713,026	13	713,039
Receivables from financial services	3,453,617	—	3,453,617
Other financial assets	417,149	—	417,149
Equipment on operating leases	4,448,849	—	4,448,849
Property, plant and equipment	2,981,840	—	2,981,840
Intangible assets	744,368	—	744,368
Deferred tax assets	149,800	518	150,318
Other non-current assets	161,842	806	162,648

Total non-current assets	13,070,491	1,337	13,071,828

Total assets	20,419,933	(811)	20,419,122

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	1,184,882	—	1,184,882
Financing liabilities	3,188,782	—	3,188,782
Accrued expenses	423,908	52,392	476,300
Other financial liabilities	132,910	—	132,910
Income taxes payable	49,726	—	49,726
Provisions	352,642	(3,879)	348,763
Other current liabilities	584,294	15,467	599,761

Total current liabilities	5,917,144	63,980	5,981,124

Non-current liabilities:
Financing liabilities	4,142,338	—	4,142,338
Other financial liabilities	63,689	—	63,689
Retirement benefit liabilities	398,803	—	398,803
Provisions	221,694	(949)	220,745
Deferred tax liabilities	742,937	(15,526)	727,411
Other non-current liabilities	318,334	888	319,222

Total non-current liabilities	5,887,795	(15,587)	5,872,208

Total liabilities	11,804,939	48,393	11,853,332

Equity:
Common stock	86,067	—	86,067
Capital surplus	171,460	—	171,460
Treasury stock	(177,827)	—	(177,827)
Retained earnings	8,021,584	(47,947)	7,973,637
Other components of equity	215,285	(902)	214,383

Equity attributable to owners of the parent	8,316,569	(48,849)	8,267,720
Non-controlling interests	298,425	(355)	298,070

Total equity	8,614,994	(49,204)	8,565,790

Total liabilities and equity	20,419,933	(811)	20,419,122

(Consolidated Statements of Income)

Year ended March 31, 2019

	Yen (millions)
	Balances without adoption of IFRS 15	Adjustments	As reported
Sales revenue	15,894,946	(6,329)	15,888,617
Operating costs and expenses:
Cost of sales	(12,582,518)	1,569	(12,580,949)
Selling, general and administrative	(1,776,438)	2,045	(1,774,393)
Research and development	(806,905)	—	(806,905)

Total operating costs and expenses	(15,165,861)	3,614	(15,162,247)

Operating profit	729,085	(2,715)	726,370

Share of profit of investments accounted for using the equity method	228,824	3	228,827
Finance income and finance costs:
Interest income	48,618	—	48,618
Interest expense	(13,217)	—	(13,217)
Other, net	(11,223)	—	(11,223)

Total finance income and finance costs	24,178	—	24,178

Profit before income taxes	982,087	(2,712)	979,375
Income tax expense	(303,745)	656	(303,089)

Profit for the year	678,342	(2,056)	676,286

Profit for the year attributable to:
Owners of the parent	611,621	(1,305)	610,316
Non-controlling interests	66,721	(751)	65,970

Notes to Consolidated Statements of Financial Position:

1.	The allowance for assets are as follows: Yen (millions)

	Mar. 31, 2018	Mar. 31, 2019
The allowance for doubtful trade receivables	14,389	12,555
The allowance for credit losses for receivables from financial services	34,803	43,203
The allowance for losses on lease residual values for receivables from financial services	743	29
The allowance for doubtful other financial assets	10,145	4,233

2.	Net book value of pledged assets and secured liabilities are as follows: Yen (millions)

	Mar. 31, 2018	Mar. 31, 2019
Pledged assets:
Trade receivables	24,571	26,286
Receivables from financial services	1,047,676	1,134,489
Inventories	17,528	26,677
Property, plant and equipment	58,720	55,139
Secured liabilities:
Financing liabilities (Current liabilities)	564,935	578,211
Financing liabilities (Non-current liabilities)	487,156	517,215

3.	The accumulated depreciation and impairment losses for assets are as follows: Yen (millions)

	Mar. 31, 2018	Mar. 31, 2019
Equipment on operating leases	1,130,313	1,251,662
Property, plant and equipment	5,304,616	5,621,518

4.	Honda has entered into various guarantee agreements which are primarily for employee bank loans to cover their housing costs as follows: Yen (millions)

	Mar. 31, 2018	Mar. 31, 2019
Bank loans of employees for their housing costs	13,871	11,953

If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is shown above. As of March 31, 2019, no amount has been accrued for any estimated losses under these obligations, as it is probable that the employees will be able to make all scheduled payments.

Notes to Consolidated Statements of Changes in Equity:

	Mar. 31, 2018	Mar. 31, 2019
1. The number of shares outstanding	1,811,428,430	1,811,428,430

	Mar. 31, 2018	Mar. 31, 2019
2. The number of treasury shares	33,150,615	51,867,045

The Company acquired 18,000,000 shares of its own shares through market purchase based on a resolution of the Board of Directors during the fiscal year ended March 31, 2019.

3.

The total amount of dividends for the fiscal year ended March 31, 2019 was ¥194,271 million. The Company distributes year-end cash dividends of ¥49,287 million to the shareholders of record as of March 31, 2019.

Note on Financial Instruments:

Current Status of Financial Instruments

1.	Risk Management

Honda has manufacturing operations throughout the world and sells products and components to various countries. In the course of these activities, Honda holds trade receivables arising from business activities, receivables from financial services, trade payables, and financing liabilities, and is thus exposed to market risk, credit risk, and liquidity risk associated with the holding of such financial instruments.

These risks are evaluated by Honda through periodic monitoring.

2.	Market Risk

Honda is exposed to the risk that the fair value or future cash flows of a financial instrument fluctuates because of changes in foreign currency exchange rates and interest rates.

Honda uses derivatives that consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements, and interest rate swap agreements to reduce primarily the risk that future cash flows of a financial instrument fluctuates because of changes in foreign currency exchange rates and interest rates.

Derivatives are used within the scope of actual demand in accordance with risk management policies. In addition, Honda does not hold any derivatives for trading purposes.

3.	Credit Risk

Honda is exposed to the risk that one party to a financial instrument causes a financial loss for the other party by failing to discharge an obligation. Honda reduces the risk of financial assets other than derivatives in accordance with credit administration rules. Honda reduces the risk of derivatives by limiting the counterparties to major international banks and financial institutions that meet internally established credit guidelines.

4.	Liquidity Risk

Honda raises funds by commercial paper, bank loans, medium-term notes, corporate bonds, and securitization of finance receivables. Honda is exposed to liquidity risk that Honda would not be able to repay liabilities on the due date due to the deterioration of the financing environment.

Exposure to liquidity risk is managed by maintaining sufficient capital resources, a sufficient level of liquidity, and a sound balance sheet.

Fair Value of Financial Instruments

The carrying amounts and fair value of financial instruments as of March 31, 2019 are as follows: Yen (millions)

	Carrying Amount	Fair Value
Assets
Receivables from financial services	5,405,250	5,417,297
Debt securities	123,539	123,527
Equity securities	207,035	207,035
Derivatives	46,397	46,397
Liabilities
Financing liabilities	7,331,120	7,355,632
Derivatives	69,491	69,491

Measurement methods and assumptions used to measure the fair values of financial instruments are as follows:

1.	Cash and cash equivalents, trade receivables and trade payables

The fair values approximate their carrying amounts due to their short-term maturities.

2.	Receivables from financial services

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities.

3.	Debt securities

Debt securities consist mainly of mutual funds, corporate bonds, local bonds, and auction rate securities. The fair value of mutual funds with an active market is measured by using quoted market prices. The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers, and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. To measure fair value of auction rate securities, Honda uses a third-party developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction.

4.	Equity securities

The fair value of equity securities with an active market is measured by using quoted market prices. The fair value of equity securities with no active market is measured mainly by using the comparable company valuation method and other appropriate valuation methods. Where cost represents the best estimate of fair value of equity securities with no active market, such cost is treated as fair value.

5.	Derivatives

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements, and interest rate swap agreements. The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates, and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. The credit risk of the counterparties is considered in the valuation of derivatives.

6.	Financing liabilities

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities.

Notes to Information about Per Common Share:

Equity per share attributable to owners of the parent and basic earnings per share attributable to owners of the parent are as follows: Yen

	Mar. 31, 2018	Mar. 31, 2019
Equity per share attributable to owners of the parent	4,461.36	4,698.74
Basic earnings per share attributable to owners of the parent	590.79	345.99

Equity per share attributable to owners of the parent has been computed by dividing equity attributable to owners of the parent by the number of shares outstanding at the end of the period. The number of shares outstanding at the end of the years ended March 31, 2018 and 2019 were 1,778,277,815 and 1,759,561,385, respectively.

Basic earnings per share attributable to owners of the parent has been computed by dividing earnings attributable to owners of the parent by the weighted average number of shares outstanding during the period. The weighted average number of shares outstanding for the years ended March 31, 2018 and 2019 were 1,793,088,970 and 1,763,983,221, respectively. There were no potentially dilutive common shares outstanding for the years ended March 31, 2018 or 2019.

Other

1.	Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

In the United States and Canada, various class action lawsuits and civil lawsuits related to the above mentioned market-based measures have been filed against Honda. The plaintiffs have claimed for properly functioning airbag inflators, compensation of economic losses including incurred costs and the decline in the value of vehicles, as well as punitive damages.

Most of the class action lawsuits in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multidistrict litigation. For the year ended March 31, 2018, Honda has reached a settlement with the plaintiffs regarding the multidistrict litigation in the United States. Honda recognized the settlement of JPY 53,739 million as selling, general and administrative expenses, which includes funds to support airbag inflator recall efforts and such. Final court approval was obtained on the aforementioned settlement on July 31, 2018 (U.S. time).

Except for the class action lawsuits in the United States which have been settled, other class action lawsuits and civil lawsuits have not been resolved yet. Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Therefore, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there are some uncertainties, such as the period when these lawsuits will be concluded.

2.	Reversal of impairment loss on investments accounted for using the equity method

The Company recognized reversal of impairment losses on certain investments accounted for using the equity method mainly due to the recovery of quoted market values. The amount of the reversal of impairment losses is JPY 15,782 million, which had been previously recognized, for the fiscal year ended March 31, 2018. The reversal of impairment losses is included in share of profit of investments accounted for using the equity method in the consolidated statements of income. For the fiscal year ended March 31, 2019, the Company did not recognize any significant reversal of impairment losses.

3.	Impacts of the Enactment of the U.S. Tax Cuts and Jobs Act

The Tax Cuts and Jobs Act was enacted in the U.S. on December 22, 2017. Due to the Act, the federal corporate income tax rate in the U.S. applicable to the Company’s U.S. businesses was reduced from 35 percent to a blended corporate rate of 31.55 percent for the fiscal year ended March 31, 2018 and to 21 percent from the fiscal year commencing on April 1, 2018.

Based on the reduction of the federal corporate income tax rate, the Company reevaluated deferred tax assets and liabilities in its U.S. consolidated subsidiaries. As a result, the Company has recognized impacts of the enactment of the Tax Cuts and Jobs Act, including a decrease in income tax expenses of JPY 346,129 million, in the fiscal year ended March 31, 2018.

4.	Impact of changes of the automobile production system in Europe

In February 2019, the Company announced commencement of a labor-management consultation on the scheduled termination in 2021 of finished vehicle manufacturing in some of the consolidated subsidiaries mainly in European region, as part of the review of the automobile production system with a policy to optimizing the production allocation and production capability on a global basis.

As a result of the above, the Company and some of its consolidated subsidiaries recognized loss of JPY 68,092 million, which included impairment losses of property, plant and equipment and employee benefit expenses, in the fiscal year ended March 31, 2019. Such loss and expenses represent JPY 56,590 million of cost of sales and JPY 11,502 million of selling, general and administrative expenses in consolidated statements of income.

Regarding the Notes for the Previous Fiscal Year

The notes for the previous fiscal year are contained as additional information for reference.

Segment Information (reference)

(a) Segment information based on products and services

As of and for the year ended March 31, 2018

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,038,712	10,852,171	2,123,194	347,069	15,361,146	—	15,361,146
Intersegment	—	193,038	14,071	24,097	231,206	(231,206)	—
Total	2,038,712	11,045,209	2,137,265	371,166	15,592,352	(231,206)	15,361,146

Segment profit (loss)	267,015	373,840	196,067	(3,364)	833,558	—	833,558

Segment assets	1,533,367	7,879,769	9,409,243	314,838	19,137,217	211,947	19,349,164
Depreciation and amortization	74,128	616,321	748,503	15,164	1,454,116	—	1,454,116
Capital expenditures	63,927	514,910	1,801,554	14,243	2,394,634	—	2,394,634
As of and for the year ended March 31, 2019
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,100,155	11,072,117	2,365,355	350,990	15,888,617	—	15,888,617
Intersegment	—	215,647	14,687	26,266	256,600	(256,600)	—
Total	2,100,155	11,287,764	2,380,042	377,256	16,145,217	(256,600)	15,888,617

Segment profit (loss)	291,642	209,694	235,945	(10,911)	726,370	—	726,370

Segment assets	1,523,817	7,923,802	10,236,066	328,870	20,012,555	406,567	20,419,122
Depreciation and amortization	66,680	603,124	784,683	14,198	1,468,685	—	1,468,685
Capital expenditures	74,024	525,419	2,041,735	16,074	2,657,252	—	2,657,252

Notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.

Unallocated corporate assets, included in reconciling items, amounted to ¥519,780 million for the year ended March 31, 2018 and ¥682,842 million for the year ended March 31, 2019 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

(b) Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the year ended March 31, 2018

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,240,033	8,067,455	680,497	3,541,680	831,481	15,361,146	—	15,361,146
Inter-geographic areas	2,240,651	517,150	236,717	679,340	6,043	3,679,901	(3,679,901)	—

Total	4,480,684	8,584,605	917,214	4,221,020	837,524	19,041,047	(3,679,901)	15,361,146
Operating profit (loss)	86,916	278,476	15,837	402,620	43,831	827,680	5,878	833,558

Assets	4,405,523	10,651,191	727,045	2,942,053	659,781	19,385,593	(36,429)	19,349,164
Non-current assets other than financial instruments and deferred tax assets	2,580,515	4,530,019	105,649	683,006	161,913	8,061,102	—	8,061,102

As of and for the year ended March 31, 2019

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,394,584	8,526,733	652,335	3,557,338	757,627	15,888,617	—	15,888,617
Inter-geographic areas	2,453,729	497,231	275,089	714,901	6,826	3,947,776	(3,947,776)	—

Total	4,848,313	9,023,964	927,424	4,272,239	764,453	19,836,393	(3,947,776)	15,888,617
Operating profit (loss)	10	299,750	(6,620)	404,220	22,616	719,976	6,394	726,370

Assets	4,546,640	11,418,194	694,606	3,024,357	621,259	20,305,056	114,066	20,419,122
Non-current assets other than financial instruments and deferred tax assets	2,695,603	4,740,675	65,500	691,211	144,716	8,337,705	—	8,337,705

Notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Turkey, Italy
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.

Unallocated corporate assets, included in reconciling items, amounted to ¥519,780 million for the year ended March 31, 2018 and ¥682,842 million for the year ended March 31, 2019 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

Independent Auditor’s Report

May 9, 2019

The Board of Directors

Honda Motor Co., Ltd.

KPMG AZSA LLC

Hiroshi Miura (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Tomoo Nishigori (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Hiroyuki Yamada (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated statement of financial position, the consolidated statement of income, the consolidated statement of changes in equity and the related notes of Honda Motor Co., Ltd. as at March 31, 2019 and for the year from April 1, 2018 to March 31, 2019 in accordance with Article 444-4 of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards, present fairly, in all material respects, the financial position and the results of operations of Honda Motor Co., Ltd. and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

Audit Report of the Audit and Supervisory Committee

Mr. Takahiro Hachigo

President and Representative Director of

Honda Motor Co., Ltd.

Audit Report

The Audit and Supervisory Committee audited the performance of duties by the Directors for the 95th fiscal year from April 1, 2018 to March 31, 2019, and hereby reports on the methods and results of the audit as follows.

1. Auditing Methods and Details of Such Methods

With respect to the resolutions of the meetings of the Board of Directors on matters set forth in Article 399-13, Paragraph 1, Item 1 (b) and (c) of the Company Law and the systems established based on such resolutions (Internal Control System), the Audit and Supervisory Committee received periodic reports from the Directors and other employees, etc. regarding its establishment and operation status, sought explanations as necessary and expressed opinions. At the same time, the Audit and Supervisory Committee conducted audits using the following methods.

(1)

Audit and Supervisory Committee Members, in accordance with the auditing standards of the Audit and Supervisory Committee, following the auditing policies, assignment of duties and other relevant matters, coordinated with the internal audit divisions, etc. participated in important meetings, received reports from Directors and other employees, etc. on the performance of their duties, sought explanations as necessary, examined important documents on business decisions, etc., and surveyed the status of operations and assets at the head office and principle business offices. With respect to subsidiaries, the Audit and Supervisory Committee communicated and exchanged information with Directors and Corporate Auditors of subsidiaries, and received business reports from subsidiaries as necessary.

(2)

Monitored and verified whether the Accounting Auditor maintained its independence and implemented appropriate audits, and received reports from the Accounting Auditor regarding the performance of its duties and sought explanations as necessary. In addition, the Audit and Supervisory Committee received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is established in accordance with the “Quality Control Standards Regarding Audits” (Business Accounting Council, October 28, 2005), etc., and sought explanations as necessary.

Based on the above methods, Audit and Supervisory Committee Members examined the business report and the supplementary schedules thereto, unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statement of income, unconsolidated statements of changes in net assets and notes to the unconsolidated financial statements) and the supplementary schedules thereto, and the consolidated financial statements (the consolidated statements of financial position, the consolidated statement of income, the consolidated statements of changes in equity and notes to consolidated financial statements) for the fiscal year ended March 31, 2019.

2. Results of Audit

(1)	Results of Audit of Business Report, etc.

1)	The business report and the supplementary schedules thereto fairly represent the status of the Company in accordance with the applicable laws and regulations and Articles of Incorporation.

2)	No misconduct or material violation of laws, regulations or the Articles of Incorporation was found with regard to the performance of duties by the Directors.

3)

The content of the resolution of the Board of Directors regarding the Internal Control Systems is appropriate. In addition, no matters were found for comment with regard to the content of the business report as it is related to Internal Control Systems or with regard to the performance of duties by the Directors.

(2)	Results of Audit of unconsolidated financial statements and the supplementary schedules thereto.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA LLC, are appropriate.

(3)	Results of Audit of consolidated financial statements.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA LLC, are appropriate.

May 13, 2019

Audit and Supervisory Committee

Honda Motor Co., Ltd.

Audit and Supervisory Committee Member	Masahiro Yoshida (Seal)
Audit and Supervisory Committee Member	Masafumi Suzuki (Seal)
Audit and Supervisory Committee Member	Toshiaki Hiwatari (Seal)
Audit and Supervisory Committee Member	Hideo Takaura (Seal)
Audit and Supervisory Committee Member	Mayumi Tamura (Seal)

Note:	Audit and Supervisory Committee Members, Toshiaki Hiwatari, Hideo Takaura and Mayumi Tamura are Outside Directors, as set forth in Article 2, Item 15 and Article 331, Paragraph 6 of the Company Law.

- End -

Honda’s Sustainability (reference)

The Honda Philosophy forms the values shared by all Honda Group companies and all of their associates and is the basis for Honda’s corporate activities and the associates’ behavior and decision-making. In order to achieve both the creation of growth opportunities for the Company and a sustainable society,

Honda has set striving to be “a company that society wants to exist” as its direction for the 21st century. It is also advancing initiatives known as “Creating the Joys,” “Expanding the Joys” and “Ensuring the Joys for the Next Generation.”

The “2030 Vision” is one milestone indicating in concrete terms the direction Honda ought to take toward realizing these objectives. For Honda’s sustainability, it is important to meet stakeholders’ expectations and needs by providing value through its products and services. Equally important is to fulfill its corporate social responsibility such as by considering the impact on the environment and society and to contribute to the resolution of social issues through its business activities. To this end, Honda is devising medium- and long-term strategies that consider the roles it should fulfill and contributions it should make. Further, these are matched to the characteristics of each region around the world, using the materiality matrix, which assesses issues based on both stakeholder and Honda’s corporate perspectives, as its guide.

Evaluation of Issues from the Stakeholders’ Perspective

Toward achieving our long-term vision which is based on the Honda Philosophy, key issues to be addressed are identified and prioritized from our perspective and from the viewpoint of our stakeholders. The materiality matrix provides the essential framework for organizing these issues. By creating and employing this matrix, we confirmed the coverage of overall issues and clarified where each of them is positioned.

The materiality matrix was prepared in two stages; identifying issues and then categorizing them according to their materiality. Issues were identified through dialogue among members of respective operating divisions within the Company. The process also took into account various viewpoints including global and value chain perspectives, the status of technological innovation,

Sustainable Development Goals (SDGs)*1 and social issues pursuant to the Paris Agreement. We evaluated the materiality of these issues in light of the views of stakeholders through dialogue with leading environmental, social and corporate governance (ESG) rating agencies and NGOs in Europe and the United States that focus on sustainability issues. The contents were also evaluated and assessed by management at the Company’s Sustainability Strategy Committee meetings and other occasions.

This resulted in the successful visualization of critical issues on a priority basis as a mobility company, including the realization of a carbon-free and collision-free mobile society. We believe our efforts should contribute to the achievement of certain SDGs, notably Goal 13 “Take urgent action to combat climate change and its impacts”; Goal 7 “Ensure access to affordable, reliable, sustainable and modern energy for all”; and Goal 3 “Ensure healthy lives and promote well-being for all at all ages.” Critical issues specified based on the views of stakeholders are being reflected in company-wide strategy and incorporated into respective business activities to achieve the Company’s vision.

*1	SDGs are international objectives related to such areas as poverty, hunger, energy, climate change and a peaceful society adopted at the United Nations Sustainable Development Summit in 2015.

*2	Disparity in quality of life between those who do and do not have access to mobility

Honda Motor Co., Ltd.

REPORT OF INDEPENDENT DIRECTORS

1. Basic Information

Company Name	Honda Motor Co., Ltd.		Securities Code Number	7267

Submission Date	5/24/2019	Date of Change of Position (scheduled date)	2019/6/19

Reason for Submission of Report of Independent Directors/Corporate Auditors		To discuss the relevant agenda of electing outside directors at an Ordinary General Meeting of Shareholders.

☑	The Company has selected all persons who are qualified to become independent directors/corporate auditors as independent directors/corporate auditors. (*1)

2. Matters related to Independence of Independent Directors/Corporate Auditors and Outside Directors/Outside Corporate Auditors

	Name	Outside Director/ Outside Corporate Auditor	Independent Director/ Corporate Auditor	Attributes of Independent Directors/Corporate Auditors and Outside Directors/Outside Corporate Auditors (*2, *3)													Details of Change of Position	Consent of the Said Person
No.				a	b	c	d	e	f	g	h	i	j	k	l	Not Applicable
1	Motoki Ozaki	Outside Director	Yes													Yes		Yes
2	Hiroko Koide	Outside Director	Yes													Yes	new appointment	Yes
3	Hideo Takaura	Outside Director	Yes													Yes		Yes
4	Mayumi Tamura	Outside Director	Yes													Yes		Yes
5	Kunihiko Sakai	Outside Director	Yes													Yes	new appointment	Yes

3. Explanation of the Attributes of the Independent Directors/Corporate Auditors and the Reasons for the Appointment

No.	Explanation of the Applicability of Attributes (*4)	Reasons for the Appointment of the Independent Director/Auditor (*5)
1

Motoki Ozaki has abundant experience and deep insight regarding corporate management. The Company expects him to oversee the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

In addition, he is specified as an independent director, because there are not any personal relationship, business relationship and etc. which applies to the matters described in the Criteria for Independence of Outside Directors, and there are no special conflicts of interest between the Company and Motoki Ozaki.

2

Hiroko Koide has a global perspective as well as abundant experience and deep insight regarding corporate management. The Company expects her to oversee the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

In addition, she is specified as an independent director, because there are not any personal relationship, business relationship and etc. which applies to the matters described in the Criteria for Independence of Outside Directors, and there are no special conflicts of interest between the Company and Hiroko Koide.

3

Hideo Takaura has a high expertise and abundant experience as a certified public accountant. The Company expects him to audit and oversee the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

In addition, he is specified as an independent director, because there are not any personal relationship, business relationship and etc. which applies to the matters described in the Criteria for Independence of Outside Directors, and there are no special conflicts of interest between the Company and Hideo Takaura.

4

Mayumi Tamura has abundant experience and deep insight regarding corporate management. The Company expects her to audit and oversee the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

In addition, she is specified as an independent director, because there are not any personal relationship, business relationship and etc. which applies to the matters described in the Criteria for Independence of Outside Directors, and there are no special conflicts of interest between the Company and Mayumi Tamura.

5

Kunihiko Sakai has a high expertise and abundant experience as a legal affairs specialist. The Company expects him to audit and oversee the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

In addition, he is specified as an independent director, because there are not any personal relationship, business relationship and etc. which applies to the matters described in the Criteria for Independence of Outside Directors, and there are no special conflicts of interest between the Company and Kunihiko Sakai.

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4. Supplemental Explanation

The Company has established its “Criteria for Independence of Outside Directors” as follows.

<Honda Motor Co., Ltd. Criteria for Independence of Outside Directors>

The Company’s board of directors will determine that an outside director is sufficiently independent from the Company if it determines that the said outside director satisfies the requirements set forth below:

1.

He/she is not, and has never been, a person who executes the business of the Company group or a person from the Company group. Also, no family member, close relative, etc. (*1) of him/her has ever been a person who executes the business of the Company group during the last 5 years.

2.	He/she is not, and has never been, any of the following during the last 5 years:

1)	a person who executes the business of a large shareholder (*2) of the Company;

2)	a person who executes the business of (i) a major customer (*3) of the Company, or (ii) a company of which the Company is a major customer;

3)	a person who executes the business of a major lender of the Company group (*4);

4)	a person who belongs to an audit organization that conducts statutory audits for the Company;

5)	a person who receives a large amount (*5) of money, etc. from the Company, other than remuneration paid to directors of the Company;

6)	a person who executes the business of an entity whose outside director is also a person who executes the business of the Company; or

7)	a person who executes the business of an organization which is receiving a large amount of donation or grant from the Company (*6).

3.	No family member, close relative, etc. of the outside director currently falls under any of items 1) through 7) in paragraph 2 above.

4.	The total number of years of office of the outside director/outside corporate auditor does not exceed 8 years.

Notes

*1	A “family member, close relative, etc.” means a spouse of an outside director, a first or second degree relative, or any other relative who lives in the same place as the outside director.

*2	A “large shareholder” means a person who is one of the top 10 shareholders in terms of shareholding as of the end of a fiscal year.

*3

A “major customer” means a customer/supplier of the Company where the annual amount of transactions between the customer/supplier and the Company exceeds 2% of the consolidated sales revenue of the Company or the said customer/supplier.

*4

A “major lender” means a financial institution from which the Company group borrows, where the aggregate amount of such borrowings exceeds 2% of the amount of consolidated total assets of the Company or the financial institution as at the end of a fiscal year.

*5	A person receives a “large amount” if he/she receives consideration from the Company in excess of 10 million yen per year.

*6

An “organization which is receiving a large amount of donation or grant from the Company” means an organization which receives a donation or grant from the Company in excess of 10 million yen per year.

[End]

Established on May 15, 2015

Revised on June 15, 2017

▶1

If, among the outside directors/outside corporate auditors, all of them who satisfy the qualifications which are required to become an independent director/corporate auditor are notified as independent directors/corporate auditors, please check the box.

▶2	Matters to check regarding Attributes of the Independent Directors/Corporate Auditors and Outside Directors/Outside Corporate Auditors:

a.	person who executes business of the listed company or its subsidiary;

b.	directors who are not executive personnel or accounting advisors of the listed company or its subsidiary (where outside corporate auditors are appointed as independent corporate auditors);

c.	directors who are executive personnel or non-executive personnel of a parent company of the listed company;

d.	corporate auditors of a parent company of the listed company (where outside corporate auditors are appointed as independent corporate auditors);

e.	person who executes business of a fellow subsidiary of the listed company;

f.	party for which the listed company is a major customer or a person who executes its business;

g.	listed company’s major customer or a person who executes its business;

h.

consultant, accounting professional, or legal professional who receives a large amount of money or other financial asset other than remuneration for directorship/corporate auditorship from the listed company;

i.	listed company’s major shareholder (where the said major shareholder is a company, a person who executes its business);

j.

person who executes the business of a customer of the listed company (where any of items f, g, and h do not apply to such customer) (this item only applies to the independent directors/corporate auditors himself/herself)

k.

person who executes the business of an entity whose outside director/outside corporate auditor is also a person who executes the business of the listed company (this item only applies to the independent directors/corporate auditors himself/herself)

l.	person who executes the business of an entity to whom the listed company makes donations (this item only applies to the independent directors/corporate auditors himself/herself)

Please note that expressions used in each of items a to l above are abbreviations of words used in items which are stipulated in the rules of the stock exchange.

▶3

If any of the items above apply to the independent directors/corporate auditors himself/herself “now or recently,” please mark with a “¡” and, if any of the items above applied to the independent directors/corporate auditors himself/herself in the “past,” please mark with a “Δ.”

If any of the items above apply to a family member or a close relative “now or recently,” please mark with a “●” and, if any of the items above applied to any of them in the “past,” please mark with a “▲.”

▶4	If any of the items a to l above apply, please provide an explanation (summary).

▶5	Please write down the reasons for appointing the independent director/corporate auditor.

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